
DRS
TECHNOLOGIES



Annual Report 2002

Building Strength to Better Serve





...through

G R O

DRS Technologies is a leading supplier of defense electronic systems. We provide high-technology products and services to government and commercial customers worldwide. The Company develops and manufactures a broad range of mission-critical systems and components in the areas of communications, combat systems, rugged computers, electro-optics, data storage, digital imaging, flight safety and space. Our defense electronic systems are sold to all branches of the U.S. military, government intelligence agencies, major aerospace and defense contractors, and international military forces.

With a diversified portfolio of core defense programs, DRS Technologies has experienced strong performance and has received some significant new awards, in addition to completing important acquisitions. We consider these successes the building blocks of a great company.

W T H

Financial Highlights

($ millions except per-share data)

Fiscal Years Ended March 31,	2002	increase	2001	increase	2000
Revenues	**$517.2**	**21%**	$427.6	9%	$391.5
Operating income	**$ 49.8**	**33%**	$ 37.5	43%	$ 26.2
Earnings before interest, taxes, depreciation					
and amortization (EBITDA)	**$ 62.0**	**18%**	$ 52.3	24%	$ 42.3
Net earnings from continuing operations	**$ 20.3**	**70%**	$ 12.0	56%	$ 7.7
Net earnings per share					
Basic	**$ 1.52**	**33%**	$ 1.14	37%	$ 0.83
Diluted	**$ 1.41**	**40%**	$ 1.01	33%	$ 0.76
Stockholders' equity	**$257.2**	**130%**	$111.9	43%	$ 78.2
Bookings	**$577.2**	**21%**	$478.8	18%	$406.0
Backlog	**$595.3**	**30%**	$456.5	18%	$388.1



With over 30 years of experience as a valued supplier to the Department of Defense and major aerospace prime contractors, DRS is building strength by transforming leading edge technologies into mission-critical defense electronic systems that operate on the military's front-line ground, sea and air platforms.


VF 74
SAFETY



We're growing by leveraging our programs, expanding our customer base, increasing our product applications and acquiring complementary businesses.





We seek to earn the respect of our customers, suppliers, competitors and employees through our commitment to the highest standards of ethics, quality, responsiveness and teamwork,

Photo:
Mark S. Newman
Chairman of the Board,
President and
Chief Executive Officer

which translates into greater stockholder value.

Dear Stockholders

Fiscal 2002 was an outstanding year for DRS Technologies. Your Company met or exceeded its performance targets, delivering higher margins in addition to robust top line growth. Revenues exceeded the half-billion mark for the first time, and we achieved record operating income, EBITDA and net earnings. We also captured a record amount of new contract awards. During the fiscal year, we completed a sizable business acquisition, a large common stock offering and expanded our credit facility at favorable interest rates. At March 31, 2002, we closed the year with a strong balance sheet, which will enable us to continue our acquisition program – a key component in our plans for growth.



Photo: (left to right)

Robert F. Mehmel,
Executive Vice President,
Business Operations and Strategy

Paul Casner, Jr.,
Executive Vice President,
Chief Operating Officer

Nina L. Dunn,
Executive Vice President,
General Counsel and Secretary

Richard A. Schneider,
Executive Vice President,
Chief Financial Officer and Treasurer

With an increase in U.S. defense spending projected over the long term, particularly in defense electronic systems to upgrade legacy systems and platforms, we are optimistic about the future of DRS.

Record Revenues

Revenues for fiscal 2002 were a record $517.2 million, 21% above the $427.6 million for last year. The addition of sales from a major acquisition, along with higher revenues from each of the Company's operating segments, were catalysts for the rise.

Record Earnings

Fiscal 2002 operating income of $49.8 million was 33% higher than the $37.5 million reported a year earlier. Operating margins rose to 9.6%, compared with 8.8% in fiscal 2001, a 9% improvement. This increase was the result of higher sales, as well as improved program performance in our Flight Safety and Communications Group. We also took additional strategic and cost-efficiency measures to consolidate some business units, which favorably influenced operating results.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were a record $62.0 million, 18% above EBITDA of $52.3 million in the prior year.

Net earnings were 70% higher at a record $20.3 million, or $1.41 per diluted share, compared with net earnings of $12.0 million, or $1.01 per diluted share, last year.

Record Bookings and Backlog

DRS captured a record $577.2 million in new orders during fiscal 2002, 21% more than last year, bringing funded backlog at March 31, 2002 to a new year-end high of $595.3 million, 30% more than backlog of $456.5 million at the same time last year.

Leading the way in capturing new orders was the Electro-Optical Systems Group (EOSG) with a record



Revenues
in millions
$180.8
$265.8
$391.5
$427.6
$517.2
98
99
00
01
02
Operating Income
in millions
$14.4
$15.3
$26.2
$37.5
$49.8
98
99
00
01
02

$264.2 million in new contracts. $187.9 million of this was associated with U.S. Army and Marine Corps infrared sighting, targeting and fire control systems for front-line ground vehicles, such as the Abrams Main Battle Tanks, Bradley Fighting Vehicles and Long-Range Scouts, as well as detectors for military weapons, soldier systems and electro-optical technology development. New awards for EOSG in fiscal 2002 also included $73.5 million for advanced infrared aircraft sighting, targeting and weapons systems, and maritime infrared sensor systems.

Our Electronic Systems Group (ESG) captured $194.9 million in new contract awards. Of this amount, orders of $108.6 million related to engineering and production of combat display systems for the U.S. Navy's ships, aircraft and submarines. $47.0 million was for rugged computers supporting the battlefield digitization programs of the U.S. Army and international forces, and computers for

EBITDA
in millions



$20.7
$26.4
$42.3
$52.3
$62.0
98 99 00 01 02

Earnings*
in millions



$6.6
$3.9
$7.7
$12.0
$20.3
98 99 00 01 02

*Before extraordinary item in fiscal 1999

intelligence gathering applications. $8.7 million was booked for surface search radar systems, other ship sensor systems and radar support equipment.

DRS's Flight Safety and Communications Group (FSCG) reported a record $109.2 million in new awards. Orders of $37.1 million were associated with providing flight data recorders, mission recorders, high-speed digital cameras and other avionics systems. Bookings of $36.3 million related to integrated naval ship and data link communications systems for U.S. and international military applications. Contracts valued at $28.5 million were received for advanced electronic manufacturing, test and system integration services for the aerospace industry and space-related applications.

Increased Research and Development

To remain competitive and continue to supply the highest quality, leading edge defense electronic systems to our customers, we place a strong emphasis on investing in technology development. During fiscal 2002, expenditures for research and development, both internal and customer-funded, were $45.8 million.

Operational Improvements

In fiscal 2002, we continued to evaluate existing operations with an objective to consolidate facilities where possible and reduce costs to improve margins. During the year, we consolidated three operations: DRS Precision Echo in Santa Clara, California was moved to our existing DRS Photronics facility in Oakland, New Jersey; DRS Technologies (UK) was

Net Earnings Per Share*
in dollars



$0.96
$0.57
$0.76
$1.01
$1.41
98 99 00 01 02

*Diluted

Bookings
in millions



$218.7
$314.2
$406.0
$478.8
$577.2
98 99 00 01 02

consolidated with our existing DRS Hadland facility in Tring, Hertfordshire, the United Kingdom; and DRS Rugged Systems (Europe) Products was combined with DRS Rugged Systems (Europe) in Farnham, Surrey, U.K. We also continued to benefit from our consolidated centers of excellence for advanced manufacturing in Johnstown, Pennsylvania, Melbourne, Florida, Dallas, Texas, and Ottawa, Canada. Implementing efficiencies in all of our operations is an ongoing process for us and has been an effective strategy in providing cost savings and increasing profitability.

Significant Developments

Acquisitions During fiscal 2002, we continued to pursue viable acquisition opportunities to enhance our growth and strategic position in the aerospace and defense industry.

On August 22, 2001, we acquired the Electro Mechanical Systems unit of Lockheed Martin Corporation. As a producer of radar pedestals, antennae and other radar support equipment, this unit, renamed DRS Surveillance Support Systems, strongly complements ESG's existing radar systems product base.



Photo: (Left to right)

Christopher Wright,
Vice President,
Business Planning

Patricia M. Williamson,
Vice President,
Corporate Communications/Investor Relations

Thomas P. Crimmins,
Corporate Controller



Photo: (left to right)

Louis J. Belsito,
Vice President,
Chief Information Officer

VADM Michael L. Bowman, USN (Ret.)
Senior Vice President,
Washington Operations

Robert Russo,
Senior Vice President,
Operations

Chris M. Toffales,
Senior Vice President,
Corporate Marketing

On September 28, 2001, we acquired the Sensors and Electronic Systems business of The Boeing Company. Renamed DRS Sensors & Targeting Systems, this new EOSG unit is a leading provider of advanced electro-optical airborne and naval surveillance and targeting systems, high-performance military infrared cooled sensor systems, and cutting edge infrared uncooled sensor products for military and commercial applications. A preeminent worldwide supplier of advanced electro-optical systems, subsystems and components, this operation is recognized as a national resource for infrared sensor technology. As a world leader in helicopter and surface ship surveillance and targeting systems, it is known for technical superiority in the development of high-performance focal plane array sensors for space and airborne applications.

DRS Sensors & Targeting Systems expands our pursuit of large electro-optical system programs associated with military helicopters and U.S. Navy cruisers, destroyers and aircraft carriers. It also provides an opportunity for us to participate in national missile defense programs, as well as to become a leading supplier of uncooled infrared sensor components, opening up new markets for DRS. Uncooled infrared sensor components, such as those produced by DRS Sensors & Targeting Systems, are revolutionizing the thermal imaging systems market. Designed for low-cost military and commercial applications, these systems are expected to offer accelerated growth in such markets as surveillance and security systems, fire fighting and medical devices.

After the close of the fiscal year, we announced our acquisition of the U.S.-based Unmanned Aerial Vehicle (UAV) business of Meggitt Defense Systems - Texas. Renamed DRS Unmanned Technologies, this unit provides close-range, low-weight, low-noise, medium-duration UAVs supporting military special operations missions. Applications for these products include tactical short-range surveillance, radio relay, and command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR). This acquisition positions DRS in the growing UAV market supporting special military operations and civil applications. Our core technology areas, such as computer display systems, electro-optical and infrared sensors and targeting systems, high-speed digital cameras, data recording and communications systems, are expected to contribute to the growth of this new UAV business.



Net Stockholders' Equity
in millions
$44.3
$73.4
$78.2
$111.9
$257.2
98
99
00
01
02
Total Assets
in millions
$162.8
$329.6
$320.1
$334.9
$601.1
98
99
00
01
02

Divestiture On May 29, 2002, we announced the sale of the Company's DRS Ahead Technology unit to Ahead Magnetics, Inc., a California-based company operating as AheadTek. Generating less than 2 percent of our fiscal 2002 revenues, this unit produced magnetic heads for the commercial television broadcast, video production, computer and data storage industries. The sale represents a strategic decision to concentrate our resources on our core defense businesses.



Backlog
in millions
$174.9
$362.7
$388.1
$456.5
$595.3
98
99
00
01
02
Book Value Per Share
in dollars
$7.16
$7.96
$8.43
$9.28
$15.28
98
99
00
01
02

Strong Balance Sheet In the second quarter, we secured an expanded $240 million credit facility at more favorable rates. On December 19, 2001, we completed a follow-on equity offering that placed an additional 3.8 million shares of DRS common stock in the marketplace and resulted in $113.6 million in net proceeds for the Company. These transactions provided the cash to repay debt, acquire the DRS

EBIT
in millions



$14.6
$14.8
$25.2
$36.2
$48.2
98
99
00
01
02

Weighted Average Shares Outstanding*
in millions



9.0
6.8
11.6
12.4
14.5
98
99
00
01
02

*Diluted

Research and Development
in millions



$15.7
$20.6
$33.3
$40.9
$45.8
98
99
00
01
02

Employees



1,206
1,825
2,001
2,207
2,604
98
99
00
01
02

Sensors & Targeting Systems operation and strengthen our balance sheet.

Free cash flow for fiscal 2002 was approximately $14.3 million, and at year-end we had $117.8 million in cash and cash equivalents in short-term investments. We intend to utilize our strong cash and credit position to support our acquisition program.

New York Stock Exchange Listing On April 30, 2002, DRS began trading on the New York Stock Exchange (NYSE) under the symbol "DRS." By moving from the American Stock Exchange (AMEX) to the NYSE, we increased our visibility in domestic and worldwide financial communities, resulting in access to a broader investor base. Our qualification to list on the NYSE is evidence of the Company's financial strength and longevity. We were well served on the AMEX for almost 20 years and look forward to our new relationship with the NYSE.

Market Recognition During fiscal 2002, we were pleased to be named to Standard & Poor's 600 Small Cap Index, the Russell 3000 Index, and as one of four new options on the Philadelphia Stock Exchange Index Options. DRS also ranked 24 among companies selected for the Bloomberg Top 100 Stocks to Watch. This recognition is a beneficial byproduct of our growth, accomplishments and increased stockholder value.



Photo: (left to right)

Audrey S. Stern,
Corporate Counsel

Alan Gross,
Vice President,
Contracts and Compliance

Andrea J. Hayward,
Vice President,
Human Resources

In light of the U.S. response to the tragic events of September 11th, government plans to provide increased funding for the defense budget, accelerate the modernization of legacy military platforms and develop homeland defense initiatives are creating a market climate that continues to favor DRS's core defense technology products and bolsters our business outlook. As a leading supplier of defense electronic systems for ground, sea and air combat, surveillance, reconnaissance and intelligence gathering missions, DRS has the essential technologies and product portfolio designed to support U.S. and allied forces for the challenges of asymmetrical, conventional and covert military operations now and in the future. As a valued supplier to the Department of Defense and major aerospace prime contractors for over 30 years, DRS remains committed to providing our brave forces with cost-effective, mission-critical defense electronic systems that make a difference in combat – improving operations, increasing troop survivability and ensuring mission success.

This commitment to defense is reflected in our record of growth. We are optimistic about plans we have in place to grow the Company in fiscal 2003. All of us at DRS thank you, our stockholders, for your continued loyalty and support.

Mark S. Newman
Chairman of the Board,
President and Chief Executive Officer



Terrence L. DeRosa
Group President






DRS

Electronic Systems Group











Tactical/Sensor Combat Display Systems
U.S. Navy Aegis cruisers/destroyers, aircraft carriers, NSSN, Trident and other Attack submarines, E-2C Hawkeye aircraft, LHA amphibious assault ships, Navy/Marine Corps Cooperative Engagement Capability (CEC) platforms

Middleware/Software
U.S. Navy tactical system and networking applications

Rugged Computer Systems and Peripherals
U.S. Army, Navy and international ground mobile, airborne, surface and subsurface platforms, government intelligence, battle space digitization and TEMPEST applications

Radar Systems, Antennae and Pedestal Support Systems
U.S. Navy Aegis cruisers/destroyers, Spanish F-100 class, Royal Norwegian Coast Guard and other international surface ships, aircraft carriers and amphibious operations platforms, NATO ground fixed and mobile applications

Littoral Surveillance Systems
U.S. Navy MIUW mobile shore surveillance vans, fixed ground sites

Trainer/Emulation Systems
U.S. Navy ships and training facilities

Electronic Manufacturing, System Integration and Testing Services
U.S. Army M2A3 Bradley Fighting Vehicles, Grizzly Mine Clearing Vehicles, rugged computer systems and workservers, U.S. Navy Aegis combat systems, U.S. Air Force E-8C Joint STARS aircraft, defense industry prime contractor programs

Technical Support Services
U.S. and international naval bases, worldwide field support

Electronic Systems Group

DRS Technologies is the world's leading producer of Naval tactical display workstations. Our core technologies are focused on the development, production and support of high-performance combat computer systems, real-time digital sensor processing systems, high-capacity servers and peripheral products, surface search radar systems and highly versatile rugged computer systems for sea, air and land applications.

DRS's Electronic Systems Group incorporates leading edge commercial computing technology to provide innovative, rapidly fielded and cost-effective system solutions for enhancing the military's ability to attain information dominance of the digital battle space. Our systems directly support the military's information superiority, forward deployment, force protection and littoral surveillance initiatives for mission essential operations. Designed to provide compatibility with new and legacy systems, our products are vital links in the military's network-centric plan for coordinated theater warfare and targeted tactical and strategic command decisions. Our systems offer shorter product development cycles, lower maintenance costs and fast technology insertion for upgrades to save the military significant program dollars and ensure a high level of military capability and force readiness, now and in the future.

As an established leader in hardware and software design defense computing solutions, we specialize in tactical and network middleware to promote interoperability and compatibility with the military's new and existing systems. Our key role in the supply and integration of advanced electronic sensor processing and display systems provides U.S. and allied international forces with a clear advantage by promoting real-time situational awareness, communications, strategic deterrence and survivability.

Systems built by the Electronic Systems Group operate throughout the world in battlefield computing and intelligence gathering applications, in coastal surveillance operations, and in the open ocean on board front-line U.S. Navy Aegis class surface ships, attack submarines, aircraft carriers, surveillance aircraft and amphibious operations platforms. With our world class electronic manufacturing, test, system integration and technical services capabilities, we support our own products, as well as those of leading aerospace and defense prime contractors. Our focus on customer responsiveness fosters innovation that drives development efforts to the highest levels of excellence.

In fiscal 2002, the Electronic Systems Group achieved record revenues for products and services. New orders included sizable contracts from Lockheed Martin to provide manufacturing and engineering on the AN/UYQ-70 Advanced Display Systems program for the U.S. Navy. We continued to capture important new awards from General Dynamics for U.S. Army rugged computers and United Defense for electronics, cables and wire harness assembly supporting the Army's M2A3 Bradley Fighting Vehicles. Our focus on innovative development within the AN/UYQ-70 product line resulted in an award to build Computer Aided Dead Reckoning Tracers (CADRT) for the display of tactical and navigational data supporting real-time views of the network-centric battle space. Additional product configurations are underway that will feature the architecture critical for seamless operation with legacy systems and evolving technologies. During the fiscal year, we also completed development on the initial version of the Aegis Tactical Display Upgrade software program, providing critical middleware for next generation shipboard command and control systems, ensuring interoperability well into the future. And, our Thin Client Multi-Node Display Workstations were selected for the Integrated Combat Weapon Systems program to upgrade MCM-1 and MHC-51 mine countermeasure/mine hunter ships for the Navy's littoral and force protection operations.

Extending our market reach, we made solid progress in expanding our international presence in TEMPEST computer systems for intelligence gathering missions, penetrating new markets in several European countries and Australia.

The addition of DRS Surveillance Support Systems, as a result of the acquisition of Lockheed Martin's Electro Mechanical Systems unit, enhanced our existing shipboard radar systems business by contributing product lines associated with radar pedestals, antennae and other support systems.

Photo:

Right and next page: For the U.S. Navy's AN/UYQ-70 program, DRS manufactures a family of tactical display consoles that integrate the latest commercial computing technology for combat, command and control, and mission-essential applications on aircraft, surface ships and submarines.



Electronic Systems Group Programs

Dale Burns
Executive Director, Display Systems



AN/UYQ-70 Advanced Display Systems

DRS's Electronic Systems Group (ESG) is a world leader in the production of naval combat display workstations. Teamed with Lockheed Martin Corporation on the AN/UYQ-70 Advanced Display Systems program, ESG provides engineering design, development and full production for this family of computer display systems. These consoles integrate the latest commercial computing technology for combat, command and control, and mission-essential applications. They are being installed throughout the U.S. Navy's surface, subsurface and air fleet, including the LHA class amphibious assault platforms, USS Los Angeles class SSN 688 Attack Submarines and E-2C Hawkeye aircraft, as well as Aegis class surface ships and Virginia class NSSN New Attack Submarines. Our long-term participation on this program has provided the Navy with the latest processing and display technology, while reducing costs associated with the upgrade, integration and maintenance of combat systems. As an integral part of the Navy's network-centric tactical warfare environment, they are designed to support rapid data exchange between cooperative forces and are the cornerstones in the Navy's fleet modernization initiatives. One of the first standard combat computer systems with an openly designed architecture, the Q-70 systems support the common operating environment being implemented in surface, subsurface, land and airborne military platforms.

Cliff Laning
Director, Radar Programs



AN/SPS-67(V)3 Surface Search Radar Systems

ESG is a leading provider of radar systems for the most technologically advanced surface fleets in the world. We produce the AN/SPS-67(V)3 surface search and navigation radar systems for several of the Navy's most advanced destroyers, including the Aegis DDG-51 class, in addition to the Spanish Navy's F-100 class frigates and Norwegian Coast Guard vessels. A below-deck system that is critical to a ship's command and control combat system, the SPS-67 provides highly accurate ocean surface surveillance and navigation data, detection and tracking of low flying aircraft and other targets, and information to ships' weapons systems. Equipped with a more reliable antenna and standard electronic module technology for ease of repair and maintenance, the system is becoming the choice form/fit/function replacement for the shorter-range AN/SPS-10 radar system. Demonstrating superior performance in rain and sea clutter, the AN/SPS-67 also detects buoys and small objects, useful in harbor navigation. The addition of DRS Surveillance Support Systems to ESG in fiscal 2002 expanded our participation on this program to include radar support pedestals and antennae for these systems. ESG remains committed to providing high-performance, integrated electronic systems for the Navy's complex command, control and intelligence initiatives.





Fred L. Marion
Group President





Electro-Optical Systems Group









Infrared Imaging Sighting and Targeting Systems, Night Vision Systems

U.S. Army and Marine Corps M1A2 Abrams Main Battle Tanks, M2A3 Bradley Fighting Vehicles and Long Range Advanced Surveillance System Scouts, OH-58D Kiowa Warrior helicopters, TOW night sights, U.S. Navy Aegis class ships and destroyers



Portable Infrared Imaging and Night Vision Systems

Aircraft tracking and landing systems for U.S. Navy aircraft carriers, soldier systems for Army and special ground personnel forces, Driver Enhancement systems for military vehicles, infrared cameras for military surveillance and industrial security systems



Weapons Fire Control Systems

U.S. Army and Marine Corps M1A2 Abrams Battle Tanks, M2A3 Bradley Fighting Vehicles, Improved TOW Acquisition Systems, Javelin missile Commander's Launch systems



Missile Guidance and Infrared Components/Assemblies

U.S. Army Stinger and U.S. Air Force JASSM missiles, RAH-66A Comanche and AH-64D Apache Longbow combat helicopters, 3-Band infrared FPA detectors for satellite-based theater missile defense, infrared countermeasures systems, remote sensor systems

Laser Systems

Eye-safe laser range finders for U.S. Army attack helicopter and ground vehicle combat training, space-based laser systems

Electro-Optical System Manufacturing Services

Focal plane arrays, cryogenics and cooler assemblies, laser products, diamond-turned components, optical coatings and lenses/mirrors for military applications, LADARVision® modules for laser eye surgery, Panoramic 200® Retinal Imaging Scanner







Electro-Optical Systems Group

DRS Technologies is a leading producer of Second and Third Generation night vision sighting and targeting systems for the most critical front-line U.S. Army, Navy and Marine Corps ground vehicles, surface ships, air and weapons platforms in existence. Our core technologies are focused on the development, production and support of high-performance thermal imaging systems, target locator systems and advanced focal plane array sensors for sea, air and land applications.

DRS's Electro-Optical Systems Group incorporates advanced, forward looking infrared (FLIR) imaging technology in armored and reconnaissance vehicles, surface ships and aircraft carriers, weapons fire control and missile launch systems, attack helicopters, and early warning threat sensor and countermeasures platforms. This technology allows such platforms as the Abrams Main Battle Tank, Bradley Fighting Vehicle, long-range mobile surveillance Scout, Kiowa Warrior helicopter and Aegis surface ships to detect, identify and engage tactical targets, while dramatically increasing target acquisition performance, operational stand-off ranges and crew survivability. Our technology is key to military missions involving deterrence, force protection, maneuver and strike.

As one of only two key suppliers to the U.S. Government for Second and Third Generation advanced night vision technology, DRS provides multi-color infrared sensors and cooler assemblies for ground, sea and air sighting and missile guidance systems, as well as airborne and remote early warning target detection devices. Our focal plane arrays and assemblies process infrared energy and provide clear visual imagery from long ranges, regardless of light level, smoke, dust, fog and other battlefield obscurants that can cripple the mobility, reactions and missions of armored vehicles. Central to the Army's Horizontal Technology Integration (HTI) initiative, our systems, assemblies and sensors apply critical common night vision technology across several land platforms supporting the strategic armed forces network and hold a crucial role in the digital battle space of the 21st century.

As an established leader in imaging and detection systems using the infrared spectrum, our technology provides U.S. forces with a clear advantage by promoting real-time situational awareness, forward engagement capability and survivability, as a result of threat detection at greater standoff ranges. This technology has significant long-range strategic implications for remote target recognition and discrimination, command and control effectiveness, and high-value asset protection in the 21st century.

In fiscal 2002, the Electro-Optical Systems Group generated record revenues in core defense business areas and secured a record amount of new orders, including important new contracts on the HTI, Improved Bradley Acquisition Subsystems (IBAS), Long Range Advanced Scout Surveillance Systems (LRAS3) and Javelin missile programs. We also received some key awards for electro-optical sensor technology development, which will support products associated with the military's vision of a lighter, mobile ground force.

The addition of DRS Sensors & Targeting Systems, as a result of the acquisition of Boeing's Sensors and Electronic Systems business, contributed product lines associated with sea and air platform applications, and positioned us for new market opportunities in uncooled infrared sensors and missile defense systems. Prominent products from this acquisition include the Mast Mounted Sight (MMS) for the Army's OH-58D Kiowa helicopter, Thermal Imaging Sensor System (TISS) for surface combatants, and Virtual Imaging System for Approach and Landing (VISUAL) for aircraft carriers. The MMS provides thermal imaging surveillance and platform stealth, particularly in mountainous regions, and the TISS is fitted on U.S. Navy frigates for surveillance, complementing other technology associated with force protection. The VISUAL reduces the risk in aircraft landings aboard carriers and has strong potential for amphibious assault ship applications. Our uncooled sensor technology is ideal for Driver Viewer Enhancement (DVE) in light ground vehicles, thermal weapon sights for rifles and automatic weapons, and low-cost soldier systems, where lighter, smaller and less expensive infrared capability is required. Uncooled infrared technology also has applications for homeland defense and border patrol, as well as for the security surveillance, fire fighting and transportation monitoring commercial markets.

Photos:

Right and next page: DRS's advanced, high-resolution, infrared sighting systems on U.S. Army ground platforms and weapons systems provide extended detection and surveillance ranges and increased target acquisition during the day or night, promoting interoperability on the digital battlefield.



Electro-Optical Systems Group Programs

John Stabile
HTI Program Manager



Horizontal Technology Integration

DRS's Electro-Optical Systems Group (EOSG) is a leading U.S. defense technology supplier of advanced military sighting and targeting systems. Our Horizontal Technology Integration (HTI) Second Generation Forward Looking Infrared (SG FLIR) sighting systems provide critical common night vision technology across several U.S. Army ground platforms, including the Abrams M1A2 Main Battle Tank, Bradley M2A3 Fighting Vehicle and Long-Range Advanced Surveillance Scout. The use of our systems has provided the Army with the opportunity to leverage resulting economies, while exploiting the capabilities of the latest technology in night vision. Our HTI SG FLIR systems enhance the engagement and surveillance ranges for the identification of threats, increase target acquisitions and significantly reduce fratricide. Providing the most advanced, high-resolution sighting technology available today for the success of combat operations, our systems allow ground vehicles to detect, identify and engage tactical targets during the day or night. They contribute to information dominance by providing digital battlefield imagery to commanders empowered to promote interoperability among military platforms. The HTI initiative is central to the Army's modernization strategy for the digitization of the 21st century battlefield and is crucial to the power projection capabilities of ground forces.

Joe Hall
Director, Electro-Optical Programs



Improved Bradley Acquisition Subsystem

EOSG has a world class reputation as a supplier of fire control systems for the U.S. Army's Bradley M2A3 Fighting Vehicle, one of the most formidable ground force capabilities in inventory. For this platform, we produce the Improved Bradley Acquisition Subsystem (IBAS), which provides important enhancements, including incorporation of SG FLIR sighting systems supporting the Army's HTI initiative. With our technology, vehicle gunners can detect, identify and engage tactical targets at dramatically increased stand-off ranges, improving ground force survivability for our own troops and increasing target lethality. IBAS incorporates the HTI SG FLIR Thermal Imaging System produced by DRS, direct view optics, dual-aided target tracking, eyesafe laser range finders, a daylight television, and a two-axis, stabilized pointing head mirror assembly. Other IBAS system improvements include enhanced shoot-on-the-move capability for the Bradley 25mm gun. During fiscal 2002, DRS was competitively awarded a milestone $86 million contract to provide IBAS. With our proven record of strong, long-term performance on this program, we remain committed to IBAS and other fire control programs that fill a vital role for the digital battlefield.





David W. Stapley
Group President



Flight Safety and Communications Group



















Emergency Avionics Systems/Deployable Flight Incident Recorders

U.K. Royal Air Force and Navy EH-101 Merlin, Canadian CP-140 Aurora patrol, Cormorant search/rescue, Italian MMI, Japanese police helicopters, U.S. Navy and international F/A-18 Super Hornet, German Air Force/Navy Tornado, other international strike fighters and attack helicopters

Cockpit Video and Mission Recording Systems

U.S. Navy F/A-18 Hornet, U.S. Air Force A-10 Thunderbolt, attack aircraft, Canadian armored reconnaissance vehicles, U.S. Army OH-58D Kiowa Warrior and U.S. Navy SH-60F helicopters, P-3C Orion and S-3 Viking patrol aircraft

Communications Systems

Tactical data links, military secure telephonic devices, high-frequency data modems for NATO ships and aircraft

Ship Communications Systems

Secure and non-secure internal and external communications for U.S., Canadian, Venezuelan and other international surface fleets

Surveillance Systems, Infrared Search and Track Systems

Canadian and Dutch ship torpedo detection, Canadian Light Armored Vehicle target detection, combat management

Multiple-Platform Boresight Equipment

U.S. Army AH-64 Apache, Marine Corps AH-1F Cobra, National Guard and international attack helicopters, U.S. Air Force AC-130U gunships

High-Speed Digital Imaging Systems

U.S. Navy F/A-18 Hornet, U.S. Air Force F-16 Fighting Falcon and F-15 Eagle aircraft, international ballistic test ranges, scientific and university research labs, high-speed automation monitoring and other industrial applications

Electronic Manufacturing and Integration Services

Supporting Canadian and other international military aircraft, ground vehicles, satellite and space systems

Flight Safety and Communications Group

DRS Technologies is an international leader in deployable flight incident and cockpit recorders, and emergency locator systems for military and search and rescue aircraft. We also hold a leadership position in naval and airborne integrated communication and data link systems, as well as mobile ground surveillance radar and infrared systems supporting allied militaries. Our core technologies are focused on the development, production and support of these systems, in addition to sensor signal processing, airborne mission data recording systems, and electronic manufacturing services for sea, air, land and space applications.

DRS's Flight Safety and Communications Group is a leading international supplier of integrated naval ship communication systems and a world leader in the supply of Link 11 data communication solutions, which are crucial in the exchange of tactical command and control data with ship, shore and air platforms. We have actively built upon an existing international customer base for integrated ship communication systems, with installations throughout Canadian and other fleets, and have successfully penetrated the U.S. Naval market for secure voice communication systems on Aegis class surface ships and aircraft carriers. These innovative systems apply unique audio algorithms to spatially separate four audio channels and enhance acoustics for the user in fast-paced joint combat and readiness operations, and command and decision functions.

Our high-end signal processing-based systems for infrared search and track, and other naval sensor applications support missile and ship self defense through automatic detection and target tracking of anti-ship missiles and aircraft. Integral to a ship's local area defense, these systems complement existing radar surveillance systems under conditions unfavorable for radar alone, providing continuous passive horizon search for sea skimming anti-ship missiles, threat identification, cueing and track correlation, engagement guidance and target assessment. They also have the potential to enhance naval Tactical Ballistic Missile Defense. These systems, along with our ship- and ground-based coastal and border surveillance systems employing radar and night vision technology, directly support the military's information superiority, forward deployment, force protection and littoral surveillance initiatives for mission essential operations.

DRS is the world leader in innovative deployable avionics systems that combine a cockpit voice recorder, flight data recorder and an emergency locator beacon in a single, crash-hardened unit mounted on the exterior of the aircraft. Since the unit jettisons from the airframe within milliseconds of an impact, it avoids destructive forces of a crash on land and floats indefinitely in water. Once deployed, the locator beacon emits a signal for search and rescue teams. Delivered to thousands of U.S. and international military aircraft and helicopters, these systems have a significant impact on search and rescue missions, dramatically reducing time and costs associated with recovery of black box data. Complementing this line, we produce aircraft monitoring and ground replay systems, naval airborne mission data recorders and ultra high-speed digital cameras used for military aircraft test flights and a variety of ballistic and industrial automation processes.

We continue to maintain a strong contract base for electronic manufacturing, test and system integration services supporting tactical, reconnaissance, training and space-related product applications for some of the world's leading aerospace and defense contractors.

In fiscal 2002, the Flight Safety and Communications Group generated record revenues in core defense business areas and secured a record amount of new orders, including important new contracts for the Canadian Army Night Observation Device, Long Range (NODLR) Mid-life Improvement program, the U.S. Navy's ship Secure Voice System, and an international army border guard force's mobile ground surveillance radar system. We also captured new awards to place our deployable recorders on U.S. Air Force RC-135 aircraft and Australian SH-60 Seahawk helicopters, solidifying our position as a preferred airborne recorder supplier. Under new contracts, our Acoustic Data Recorders will fly on U.S. Navy and Spanish P-3 maritime patrol aircraft.

Photos:

Right: DRS is the global leader in Deployable Flight Incident Recorders, installed on hundreds of U.S. and international fixed- and rotary-wing aircraft.

Next page: DRS provides tactical interior, exterior and secure Naval ship communications systems, often involved in communicating with other surface, undersea, airborne and satellite platforms.


115

Flight Safety and Communications Group Programs

Sandra Johnson
Integrated Program Team Leader, Flight Recorders



Deployable Flight Incident Recording Systems

DRS's Flight Safety and Communications Group (FSCG) is the world leader in Deployable Flight Incident Recording Systems (DFIRS) for international military, civil search/rescue and other aircraft. Mounted to the fuselage, these unique systems separate from the aircraft at the time of an incident, escaping the effects of a crash on land and float indefinitely in water. They are the most advanced combination of flight data recorder and emergency locator beacon system available today. For over 30 years, DRS has delivered more than 4,000 deployable emergency avionics systems to international fixed-wing and helicopter platforms, including the U.S. E-4 and F/A-18 aircraft, Canada's CP-140 Aurora aircraft and Cormorant Search/Rescue helicopters, the United Kingdom's Royal Navy EH-101 Merlin and Royal Air Force Support helicopters, Italy's MMI helicopters and Tokyo's Metropolitan Police helicopters, and many more. The system's data retrieval has been 100 percent, far exceeding that of commercial flight recorders currently in use. Recovered data are utilized for accident investigation, training, aircraft and avionics design and manufacture, and flight safety procedure development.

John Oldfield
Principal Digital Signal Processing Engineer, Secure Voice System/Ship Communications



Integrated Shipboard Communication Systems

FSCG's Integrated Shipboard Communication systems play a vital role in the operational effectiveness of entire battle groups. They provide Commercial Off-The-Shelf (COTS) technology and reliability on board surface ships during complex joint operations, often involving communications with other airborne, surface, undersea and satellite platforms. Our systems provide high levels of secure access to tactical interior and exterior radio circuits for combat direction, ship operations and support teams. Featuring a significant reduction in weight, space and power requirements, our secure integrated communications systems provide improved support, mission performance and ease-of-technology insertion benefits to Navy customers. Installed on the U.S. Navy nuclear aircraft carrier USS George Washington and on the command ship USS Coronado, these systems also operate on ships of international navies. The latest version provides increased bandwidth for multi-channel voice operations, improved radio noise reduction and support for multimedia voice, data and video applications. Separate channels ensure physical integrity for additional levels of assured secure operations vital to today's threat environment. Anticipating the rapidly changing needs of today's surface fleet, DRS is uniquely positioned to provide leading edge new technology development benefitting customers well into the 21st century.





DRS Technologies

safer place through

defense technology



Financial table of contents

Selected Financial Data

(dollars in thousands, except per-share data) Year Ended March 31,	2002	2001	2000	1999	1998
Summary of Earnings					
Revenues	$517,200	$427,606	$391,467	$265,849	$180,750
Operating income	$ 49,769	$ 37,531	$ 26,178	$ 15,301	$ 14,419
Earnings from continuing operations before income taxes and extraordinary item	$ 38,361	$ 24,954	$ 12,832	$ 5,780	$ 9,706
Net earnings from continuing operations before extraordinary item	$ 20,331	$ 11,978	$ 7,661	$ 3,865	$ 6,634
Net earnings	$ 20,331	$ 11,978	$ 4,310	$ 680	$ 6,372
Per-Share Data from Continuing Operations[(1),(2)]					
Basic earnings per share	$ 1.52	$ 1.14	$ 0.83	$ 0.58	$ 1.18
Diluted earnings per share	$ 1.41	$ 1.01	$ 0.76	$ 0.57	$ 0.96
Summary of Financial Position					
Working capital	$165,237	$ 43,686	$ 21,384	$ 13,491	$ 42,126
Property, plant and equipment, net	$ 50,481	$ 37,639	$ 29,006	$ 32,124	$ 20,783
Total assets	$601,091	$334,940	$320,098	$329,639	$162,813
Long-term debt, excluding current installments	$138,060	$ 75,076	$ 97,695	$102,091	$ 56,532
Total stockholders' equity	$257,235	$111,947	$ 78,184	$ 73,442	$ 44,335
Financial Ratios and Supplemental Information					
EBIT[(3)]	$ 48,171	$ 36,213	$ 25,232	$ 14,787	$ 14,554
EBITDA[(3)]	$ 61,960	$ 52,338	$ 42,302	$ 26,388	$ 20,742
Free cash flow[(4)]	$ 14,266	$ 17,690	$ 1,217	$ 8,527	$ (6,516)
Net cash provided by (used in) operating activities	$ 27,849	$ 33,875	$ 7,427	$ 15,081	$ (257)
Capital expenditures	$ 13,583	$ 16,185	$ 6,210	$ 6,554	$ 6,259
Depreciation and amortization	$ 13,789	$ 16,245	$ 17,070	$ 11,601	$ 6,188
Internal research and development	$ 9,535	$ 8,027	$ 9,867	$ 5,104	$ 3,919
Net debt[(5)]	$ 21,713	$ 79,969	$ 99,616	$ 97,904	$ 54,352
Interest coverage ratio[(6)]	5.7x	4.6x	3.4x	2.8x	4.1x
Long-term debt to total capitalization	35.1%	42.2%	51.9%	56.6%	56.4%
Long-term debt to EBITDA	2.4x	1.6x	2.4x	4.1x	3.0x
Net debt to EBITDA	0.4x	1.5x	2.3x	3.7x	2.6x

(1) Earnings per share and financial ratios from continuing operations are presented and calculated before extraordinary item in fiscal 1999.

(2) No cash dividends have been distributed in any of the years in the five-year period ended March 31, 2002.

(3) Earnings from continuing operations before extraordinary item, net interest and related expenses (primarily amortization of debt issuance costs), income taxes (EBIT), depreciation and amortization (EBITDA). EBIT and EBITDA are not substitutes for operating income, net earnings or cash flows from operating activities, as determined in accordance with accounting principles generally accepted in the United States of America, or as a measure of our profitability or liquidity. We present EBIT and EBITDA as additional information because we believe it to be a useful indicator of our ability to meet debt service and capital expenditure requirements. EBIT and EBITDA, as we define them, may differ from similarly named measures used by other entities.

(4) Net cash provided by (used in) operating activities less capital expenditures.

(5) Long-term debt net of cash balance.

(6) Ratio of EBITDA to interest and related expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is management's discussion and analysis of the consolidated financial condition and results of operations of DRS Technologies, Inc. and Subsidiaries (hereinafter, we, us, our, the Company or DRS) as of March 31, 2002 and 2001, and for each of the fiscal years in the three-year period ended March 31, 2002. This discussion should be read in conjunction with the audited consolidated financial statements and related notes.

Forward-Looking Statements

The following discussion and analysis contains certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Persons reading this report are cautioned that risks and uncertainties are inherent in forward-looking statements. Accordingly, our actual results could differ materially from those suggested by such statements. Risks include, without limitation: the effect of our acquisition strategy on future operating results; the uncertainty of acceptance of new products and successful bidding for new contracts; the effect of technological changes or obsolescence relating to our products and services; the effects of government regulation or shifts in government policy, as they may relate to our products and services; competition; and other matters referred to in this report.

Overview

We are a leading supplier of defense electronic products and systems. We provide high-technology products and services to all branches of the U.S. military, major aerospace and defense prime contractors, government intelligence agencies, international military forces and consumer markets. Incorporated in 1968, DRS has served the defense industry for over thirty years. We are a leading provider of thermal imaging devices, combat display workstations, electronic sensor systems, ruggedized computers, mission recorders and deployable flight incident recorders. Our products are deployed on a wide range of high-profile military platforms, such as the DDG-51 Aegis destroyer, the M1A2 Abrams Main Battle Tank, the M2A3 Bradley Fighting Vehicle, the OH-58D Kiowa Warrior helicopter, the AH-64 Apache helicopter and the F/A-18E/F Super Hornet jet fighter, as well as in other military and non-military applications.

We have increased our annual revenues and operating income at compounded annual growth rates of 31% and 34%, respectively, over the last five years. In addition, from fiscal 2001 to fiscal 2002, operating income increased approximately 33% and net earnings increased approximately 70%. For the year ended March 31, 2002, we generated sales of $517.2 million and operating income of $49.8 million.

Funded backlog increased substantially in fiscal 2002, primarily as a result of our acquisitions. At March 31, 2002, our funded backlog was approximately $595.3 million, an increase of 30% from March 31, 2001. As of March 31, 2002, approximately 53% and 23% of our backlog related to products and services for the U.S. Army and U.S. Navy, respectively, as compared with 41% and 30% at March 31, 2001.

Company Organization and Products

We operate in three principal operating segments on the basis of products and services offered. Each operating segment is comprised of separate and distinct businesses: the Electronic Systems Group, the Electro-Optical Systems Group and the Flight Safety and Communications Group. All other operations are grouped in Other.

Our Electronic Systems Group (ESG) is a supplier of computer workstations used to process and display integrated combat information. ESG produces rugged computers and peripherals, surveillance, radar and tracking systems, radar support and antennae systems, acoustic signal processing and display equipment, and combat control systems. The Group's products are used on front-line platforms, including Aegis destroyers and cruisers, aircraft carriers, submarines and surveillance aircraft. ESG's products also are used in U.S. Army and international battlefield digitization programs.

ESG provided $206.6 million, or 40% of total sales, for the year ended March 31, 2002.

Our Electro-Optical Systems Group (EOSG) produces systems and subsystems for infrared night vision and targeting on the U.S. Army's Abrams Main Battle Tanks, Bradley Fighting Vehicles, OH-58D Kiowa Warrior helicopters, Aegis destroyers and cruisers, and High-Mobility Multipurpose Wheeled Vehicle Scouts. EOSG designs, manufactures and markets these and other products that allow operators to detect, identify and target objects based upon their infrared signatures, regardless of the ambient light level. The Group is one of two key suppliers to the U.S. government for advanced focal plane array technology. In addition to the Group's military applications, EOSG also manufactures electro-optical modules for commercial devices used in corrective laser eye surgery and provides system integration for retinal scanning and imaging devices.

EOSG provided $208.2 million, or 40% of total sales, for the year ended March 31, 2002.

Our Flight Safety and Communications Group (FSCG) is a manufacturer of airborne deployable recorders and surveillance and communications systems. FSCG's products are used by U.S. and international militaries, as well as commercial customers. FSCG produces integrated naval ship communications systems, information management systems, mission recorders, coastal and border radar surveillance systems, ultra high-speed digital imaging systems for F/A-18 aircraft and industrial purposes, and multiple-platform weapons calibration systems for air platforms, such as the AH-64 Apache attack helicopter and the AC-130U gunship. FSCG also provides electronics manufacturing services to the defense and space industries.

FCSG provided $93.2 million, or 18% of total sales, for the year ended March 31, 2002.

Other includes the activities of DRS Corporate Headquarters, DRS Ahead Technology and certain non-operating subsidiaries of the Company. DRS Ahead Technology produces magnetic head components used in the manufacturing process of computer disk drives, which burnish and verify the quality of disk surfaces. DRS Ahead Technology also services and manufactures magnetic video recording heads used in broadcast television equipment (DRS Ahead Technology was sold on May 29, 2002. See "Subsequent Events").

Subsequent Events

On May 28, 2002, we announced that we signed a definitive agreement to acquire the assets and certain liabilities of the Navy Controls Division of Eaton Corporation (NCD) for $92.2 million in cash. We will finance the acquisition with existing cash on hand. NCD, located in Milwaukee, Wisconsin, and Danbury, Connecticut, is a leading supplier of high-performance power conversion and instrumentation and control systems for the U.S. Navy's combatant fleet, including nuclear-powered and conventionally powered ships, in addition to specialized customers. Products include ship electric propulsion equipment, power electronics equipment, high-performance networks, shipboard control equipment and control panels, tactical displays and specialty reactor instrumentation and control equipment. NCD will be managed as a part of our Electronic Systems Group. The acquisition is subject to customary closing conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act. We expect to complete the acquisition in June or July of fiscal 2003.

On May 29, 2002, we announced that we sold the assets of our DRS Ahead Technology operating unit. DRS Ahead Technology contributed approximately 2% of consolidated revenues in fiscal 2002, 2001 and 2000, and recorded operating (losses)/income of $(369,000), $70,000 and $(749,000) in fiscal 2002, 2001 and 2000, respectively. The operating unit was sold at book value.

Discontinued Operations

On May 18, 2000, our Board of Directors approved an agreement to sell our magnetic tape head business units located in St. Croix Falls, Wisconsin, and Razlog, Bulgaria. These operations produced primarily magnetic tape recording heads for transaction products that read data from magnetic cards, tapes and ink. In fiscal 2000, in anticipation of the sale, we recorded a $2.1 million charge, net of tax, on the disposal of these operations. The magnetic tape head business units recorded a $1.3 million loss from discontinued operations for the fiscal year ended March 31, 2000. On August 31, 2000, we completed the sale of these business units. The sale of the magnetic tape head business was a strategic decision by us to focus our resources on our core defense businesses. All financial information presented in this discussion and analysis reflects these business units as discontinued operations.

Business Combinations

The following summarizes certain business combinations and transactions we completed which significantly affect the comparability of the period-to-period results presented in this discussion and analysis.

The acquisitions discussed below have been accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses were included in our reported operating results from their respective effective dates of acquisition.

Fiscal 2002 Transactions On September 28, 2001, we acquired certain assets and liabilities of the Sensors and Electronic Systems business of The Boeing Company (SES business). We paid approximately $60.1 million in cash, net of a $7.0 million favorable working capital adjustment received in the fourth quarter of fiscal 2002, and $4.0 million in acquisition-related costs. Based upon preliminary allocations, we have estimated the goodwill and acquired intangible assets to be approximately $64.6 million and $14.0 million, respectively. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (see Critical Accounting Policies below), goodwill is no longer amortized. The acquired intangible assets with finite lives are being amortized on a straight-line basis over approximately 17 years. The purchase price allocation is subject to change, as we are in the process of refining our estimates to complete on certain acquired contracts. We will finalize the purchase price allocation in the second quarter of fiscal 2003.

SES, located in Anaheim, California, is a leading provider of advanced electro-optical airborne and naval surveillance and targeting systems, high-performance military infrared cooled sensor systems, and infrared uncooled sensor products for military and commercial applications. Production, engineering and management of the contracts acquired in the SES acquisition have been assigned, based on operational synergies, to two previously existing Electro-Optical Systems Group operating units, as well as to a new operating unit called DRS Sensors & Targeting Systems, Inc. (DRS STS). DRS STS was created as a result of the SES acquisition, and it is also an operating unit of EOSG. This acquisition broadens the product lines and customer base of EOSG, particularly in those areas associated with naval and air-based applications, and provides a strong complement to our existing products in ground-based Forward Looking Infrared technology.

On August 22, 2001, we acquired certain assets and liabilities of the Electro Mechanical Systems unit of Lockheed Martin Corporation for approximately $4.0 million in cash, subject to adjustment, and approximately $300,000 in acquisition-related costs. This unit now operates as DRS Surveillance Support Systems, Inc. (DRS SSS), a unit of our Electronic Systems Group, and is located in Largo, Florida. DRS SSS produces pedestals, support systems and antennae for radar and other surveillance sensor systems. This acquisition provides certain product synergies and vertical business integration opportunities for us.

Fiscal 2001 Transaction On June 14, 2000, we acquired the assets of General Atronics Corporation for $7.5 million in cash and $4.0 million in stock (approximately 355,000 shares of our common stock), and approximately $420,000 in acquisition-related costs. Located in Wyndmoor, Pennsylvania, and now operating as DRS Communications Company, LLC, the company designs, develops and manufactures military data link components and systems, high-frequency communication modems, tactical and secure digital telephone components and radar surveillance systems for U.S. and international militaries. We recorded approximately $6.8 million of goodwill in connection with this acquisition.

Fiscal 2000 Transaction On July 21, 1999, we acquired Global Data Systems Ltd. and its wholly-owned subsidiary, European Data Systems Ltd., for approximately $7.8 million in cash. The company designs and develops rugged computers and peripherals primarily for military applications. We recorded approximately $8.7 million in goodwill in connection with this acquisition.

We selectively target acquisition candidates that complement or expand our product lines, services or technical capabilities. We continue to seek acquisition opportunities consistent with our overall business strategy.

Restructuring

During the third and fourth quarters of fiscal 2000, we announced plans to restructure our operations, which resulted in restructuring charges totaling approximately $2.2 million. Our restructuring initiatives impacted our FSCG operating segment and DRS Corporate. FSCG recorded restructuring charges totaling approximately $1.6 million at its DRS Photronics, Inc., DRS Hadland Ltd. and DRS Precision Echo, Inc. operating units for facility consolidation, severance and other employee-related costs. In addition, DRS Corporate recorded a restructuring charge of approximately $560,000 for severance and other employee-related costs. Severance and other employee costs were recorded in connection with the termination of 13 employees. As of March 31, 2000, all terminations had occurred.

(in thousands)	Liability at March 31, 2000	Fiscal 2001 Charges	Utilized in Fiscal 2001	Liability at March 31, 2001	Utilized in Fiscal 2002	Liability at March 31, 2002
Estimated lease commitments and related facility costs	$ 328	$525	$396	$457	$372	$85
Severance/employee costs	690	—	434	256	256	—
Total	$1,018	$525	$830	$713	$628	$85

In the third quarter of fiscal 2001, we revised our estimate relating to our facility consolidation efforts and recorded an additional charge of $525,000 at FSCG. The table above reconciles the restructuring liability at March 31, 2000 to the restructuring liability at March 31, 2002. The balance of the restructuring liability at March 31, 2002 will be utilized in the first quarter of fiscal 2003.

Critical Accounting Policies

The SEC recently issued disclosure guidance for "critical accounting policies." The SEC defines critical accounting policies as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The following is not intended to be a comprehensive list of all of our accounting policies. Our significant accounting policies are more fully described in Note 1 to the Consolidated Financial Statements. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting an available alternative would not produce a materially different result.

We have identified the following accounting policies as critical to us:

Revenue Recognition on Contracts and Contract Estimates Revenues related to long-term, firm fixed-price contracts, which principally provide for the manufacture and delivery of finished units, are recognized as shipments are made and, in certain circumstances, when all applicable revenue recognition criteria are met, prior to shipment to the customer. The estimated profits applicable to shipments are recorded pro rata based upon estimated total profit at completion of the contracts.

Revenues on contracts with significant engineering as well as production requirements are recorded using the percentage-of-completion method measured by the costs incurred on each contract to estimated total contract costs at completion (cost-to-cost) with consideration given for risk of performance and estimated profit.

Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions, which increase or decrease earnings based solely on a single significant event, generally are not recognized until the event occurs.

Recognition of profit on long-term contracts requires estimates of: the contract value or total contract revenue; the total cost at completion; and the measurement of progress towards completion. The estimated profit or loss on a contract is equal to the difference between the contract value and the estimated total cost at completion. Due to the long-term nature of our programs, developing the estimated total cost at completion often requires significant judgment. Factors that must be considered in estimating the work to be completed include labor productivity and availability of labor, the nature and complexity of the work to be performed, availability of materials, the impact of delayed performance, availability and timing of funding from the customer, and the recoverability of claims included in any estimate to complete.

We review cost performance and estimates to complete on our ongoing and acquired contracts at least quarterly and in many cases more frequently. If the estimated cost to complete a contract changes from the previous estimate, we will record a positive or negative adjustment to earnings in the current period. We record contracts acquired in connection with a business combination at remaining contract value less our estimate of costs to complete and a profit margin commensurate with the profit margin we earn on similar contracts. Revisions to cost estimates subsequent to the date of acquisition may be recorded as an adjustment to goodwill or earnings, depending on the nature and timing of the revision. A significant change in an estimate on one or more programs could have a material effect on our statement of financial position and results of operations.

We provide for future warranty costs upon product delivery with warranty periods generally ranging up to one year. Because our products are manufactured, in many cases, to customer specifications requiring significant engineering, we historically have experienced minimal warranty costs. We expect that this trend will continue.

We often enter into contracts that provide for significant engineering as well as the production of finished units with the expectation that we will incur substantial up-front costs to engineer the product to meet customer specifications. These arrangements typically provide us the opportunity to be awarded add-on contracts requiring the delivery of additional finished units. Our ability to recover up-front costs and earn a reasonable overall profit margin often is contingent on our ability to recover the up-front costs over multiple deliverable awards. Prior to entering into such arrangements, we estimate the amount of up-front costs to be incurred and evaluate the likelihood of being awarded the add-on contracts. Inaccurate estimates of up-front costs, coupled with the failure to obtain or delays in obtaining add-on contracts, could have a material effect on the timing of revenue and/or profit recognition.

Goodwill and Intangible Assets In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires that goodwill and identifiable intangible assets with indefinite useful lives no longer be amortized, but tested for impairment annually. SFAS 142 also requires the amortization of identifiable intangible assets with finite lives, although the statement no longer limits the amortization period to 40 years. Identifiable intangible assets that are subject to amortization are to be tested for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (see Long-lived Assets and Intangible Assets below). As of March 31, 2002, we had $142.6 million of net goodwill and $34.1 million of net acquired identifiable intangible assets subject to amortization and no identifiable intangible assets with indefinite lives. In accordance with SFAS 142, goodwill is to be tested for impairment at a level of reporting referred to as a "reporting unit."

We elected to early-adopt the provisions of SFAS 142 as of April 1, 2001 and have identified our reporting units to be our operating segments. We have determined the carrying value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of April 1, 2001. In connection with our adoption of SFAS 142, we were required to perform a transitional goodwill impairment assessment within six months of adoption. We completed the transitional goodwill impairment assessment with no adjustment to the carrying value of our goodwill as of April 1, 2001. The annual impairment test is performed after completion of our annual financial operating plan, which occurs in the fourth quarter of our fiscal year. We completed our annual impairment test with no adjustment to the carrying value of our goodwill as of March 31, 2002.

The annual goodwill impairment assessment involves estimating the fair value of the reporting unit and comparing it with its carrying amount. If the carrying value of the reporting unit exceeds its fair value, additional steps are followed to recognize a potential impairment loss. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. Should our estimates and assumptions regarding the fair value of our reporting units prove to be incorrect, we may be required to record an impairment loss to our goodwill in future periods and such impairment loss could be material. We estimate the fair value of our reporting units by applying third party market value indicators to the reporting unit's projected revenues, earnings before net interest and taxes (EBIT), and earnings before net interest, taxes, depreciation and amortization (EBITDA), and calculating an average of the three extended market values.

Long-Lived Assets and Acquired Intangible Assets We assess the recoverability of our long-lived assets and acquired identifiable intangible assets with finite useful lives whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Factors we consider important which could trigger an impairment review include:

- Significant under performance relative to expected historical performance or projected future operating results;
- Significant changes in the manner or use of the acquired assets or the strategy of our overall business;
- Significant adverse changes in the business climate in which we operate; and
- Loss of a significant contract.

If we determine that the carrying value of the long-lived assets and identifiable intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we would measure any impairment based on the projected undiscounted cash flows, less the carrying amount of the asset. If the expected future cash flows were less than the carrying value of the asset, we would record an impairment loss based on the difference between the estimated fair value and the carrying value.

Valuation of Deferred Tax Assets and Liabilities At March 31, 2002, we had net deferred tax assets of $13.9 million representing net operating loss carryforwards, which are subject to various limitations and will expire if unused within their respective carryforward periods. As of March 31, 2002, we have provided a $5.4 million valuation allowance against our net deferred tax assets. Deferred taxes are determined separately for each of our tax paying entities in each tax jurisdiction. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback and carryforward periods available under the tax law. Based on our estimates of the amounts and timing of future taxable income, we believe we will realize our recorded net deferred tax assets. A change in the ability of our operations to continue to generate future taxable income could affect our ability to realize the future tax deductions underlying our net deferred tax assets and require us to increase our valuation allowance against our net deferred tax assets. Such changes, if significant, could have a material impact on our effective tax rate, results of operations and financial position in any given period.

Management Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent expenses during the reporting period. Some of the more significant estimates made by management involve percentage of completion on long-term contracts, recoverability of long-lived and intangible assets, and the valuation of deferred tax assets and liabilities, as discussed above. We also make estimates regarding the recoverability of assets, including accounts receivable and inventories and for litigation and contingencies.

A substantial majority of our revenues and, consequently, our outstanding accounts receivables are directly or indirectly with the United States government. Therefore, our risk of not collecting amounts due us under such arrangements is minimal. We generally require letters of credit or deposit payments prior to the commencement of work or obtain progress payments upon the achievement of certain milestones from our other commercial customers. In addition, our revenues are supported by contractual arrangements specifying the timing and amounts of payments. Consequently, we historically have experienced and expect to continue to experience a minimal amount of uncollectible accounts receivable. Changes in the underlying financial condition of our customers or changes in the industry in which we operate necessitating revisions to our standard contractual terms and conditions could have an impact on our results of operations in the future.

Our inventory consists of work-in-process, raw materials and finished goods, including subassemblies principally for use in our products. We continually evaluate the adequacy of our reserves on our raw materials and finished goods inventory by reviewing historical rates of scrap, on-hand quantities, as compared with historical and projected usage levels and other anticipated contractual requirements.

We record a liability pertaining to pending litigation based on our best estimate of potential loss, if any, or at the minimum end of the range of loss in circumstances where the range of loss reasonably can be estimated. Because of uncertainties surrounding the nature of litigation and the cost to us, if any, we continually revise our estimated losses as additional facts become known.

Results of Operations

Our operating cycle is long-term and involves various types of production contracts and varying production delivery schedules. Accordingly, operating results of a particular year, or year-to-year comparisons of recorded revenues and earnings, may not be indicative of future operating results. The following comparative analysis should be viewed in this context.

Fiscal Year Ended March 31, 2002 Compared With Fiscal Year Ended March 31, 2001

Revenues and operating income for the year ended March 31, 2002 were $517.2 million and $49.8 million, respectively, increasing approximately $89.6 million and $12.2 million, respectively, as compared with the prior fiscal year. The increase in revenues was driven by our fiscal 2002 second quarter acquisitions of the SES business and DRS SSS, increased shipments of our second generation infrared sighting and targeting systems, and combat display workstations, as well as a complete fiscal year of revenues generated by DRS Communications Company, which we acquired at the end of the first quarter of fiscal 2001. The 33% increase in operating income was due primarily to the overall increase in revenues and the impact of our fiscal 2002 first quarter adoption of SFAS 142 (see Note 3 of Notes to Consolidated Financial Statements). In accordance with the provisions of these standards, we ceased amortizing goodwill effective April 1, 2001. The adoption of SFAS 142 contributed approximately $4.7 million to our fiscal 2002 operating income. Had SFAS 142 been effective in the prior year, our operating income would have been $5.3 million higher for the year ended March 31, 2001. Partially offsetting the increase in operating income was the impact of certain charges at our operating segments (see discussion of operating segments below for additional information).

Interest income increased approximately $942,000 to $1.1 million for the year ended March 31, 2002, as compared with the prior fiscal period. The increase in interest income reflects a higher average cash and cash equivalents balance in fiscal 2002, due to our secondary common stock offering in the third quarter of this fiscal year.

Interest and related expenses decreased approximately $507,000 for the year ended March 31, 2002, as compared with the prior fiscal year period. The decrease in interest expense in fiscal 2002 was primarily the result of an overall decrease in average working capital borrowings outstanding during the year, the favorable impact of the conversion of all of our 9% Senior Subordinated Convertible Debentures during the second half of fiscal 2001 and an overall decrease in weighted average interest rates in fiscal 2002, as compared with fiscal 2001. The overall decrease in average working capital borrowings in fiscal 2002 was due to our repayments of amounts outstanding under our revolving credit line with proceeds from our secondary common stock offering. As of March 31, 2002, we had no borrowings outstanding under our revolving credit facility. Partially offsetting the overall decrease in interest and related expenses were interest charges of approximately $1.6 million associated with actual and estimated working capital adjustments in connection with certain previous acquisitions (See Note 3 of Notes to Consolidated Financial Statements).

Minority interest was approximately $1.6 million and $1.4 million in fiscal 2002 and 2001, respectively. The increase was due to higher operating income generated by ESG's DRS Laurel Technologies unit, in which we have an 80% interest.

The provision for income taxes for the year ended March 31, 2001 reflects an annual estimated effective income tax rate of approximately 47%, as compared with 52% in the prior fiscal year. The decrease in our effective tax rate is primarily due to the cessation of goodwill amortization pursuant to the adoption of SFAS 142. It is anticipated that our effective tax rate will decline moderately in future years as we continue to grow.

EBITDA for the year ended March 31, 2002 was $62.0 million, an increase of approximately 18% over the prior fiscal year. EBITDA is not a substitute for operating income, net earnings or cash flows from operating activities, as determined in accordance with accounting principles generally accepted in the United States of America, or as measures of our profitability or liquidity. We present EBITDA as additional information because we believe it to be a useful indicator of our ability to meet debt service and capital expenditure requirements. EBITDA, as we define it, may differ from similarly named measures used by other entities.

Fiscal Year Ended March 31, 2001 Compared With Fiscal Year Ended March 31, 2000

Revenues and operating income for the year ended March 31, 2001 increased approximately $36.1 million and $11.4 million, respectively, as compared with the prior fiscal year. The increase in revenues was primarily attributable to increased shipments of infrared detectors, search and navigation radar systems, increased volume in electro-optical contract manufacturing and military display workstation engineering services, as well as $17.8 million in revenues from our fiscal 2001 acquisition of DRS Communications Company. These increases in revenues were partially offset by a decrease in shipments of certain rugged computers and peripherals in Europe, decreased orders for high-speed cameras and later-than-anticipated orders received for certain mission data recording systems. The 43% increase in operating income was driven by the overall increase in revenues, $1.6 million contributed by DRS Communications Company and the year-over-year net impact of changes in estimated profitability on certain long-term contracts. Partially offsetting the fiscal 2001 increase in operating income was the impact of certain charges at our operating segments (see discussion of operating segments below for additional information).

Interest and related expenses decreased approximately $1.1 million for the year ended March 31, 2001, as compared with the corresponding prior-year period. This decrease was primarily the result of a 56% decrease in average working capital borrowings outstanding during the year ended March 31, 2001, as compared with the corresponding prior-year period and the favorable impact of the fiscal 2001 conversion of $19.1 million of our previously outstanding 9% Senior Subordinated Convertible Debentures into approximately 2.2 million shares of our common stock. Partially offsetting the decrease in interest expense was a non-cash charge of $305,000 relating to the conversion of $8.7 million of the debentures during the second quarter of fiscal 2001.

Our effective tax rate from continuing operations was 52% and 40% in the fiscal years ended March 31, 2001 and 2000, respectively. The increase in the effective tax rate for fiscal 2001 was primarily due to the following: the continued increase in domestic earnings, which are taxed at higher overall rates in comparison with our foreign tax jurisdictions; losses in our U.K. operations for which the full tax benefit has not yet been recognized; the effects of non-deductible goodwill and lobbying expenses; and the impact of certain domestic and foreign tax benefits utilized in fiscal 2000.

Minority interest was approximately $1.4 million and $1.3 million in fiscal 2001 and 2000, respectively. The increase was due to higher operating income generated by ESG's DRS Laurel Technologies unit, in which we have an 80% interest.

EBITDA for the year ended March 31, 2001 was $52.5 million, an increase of approximately 24% over the prior fiscal year.

Operating Segments

The following tables set forth, by operating segment, revenues, operating income, operating margin, depreciation and amortization, and the percentage increase or decrease of those items, as compared with the prior period:

(dollars in thousands) Year Ended March 31,	2002	2001	2000	Percent Changes 2002 vs. 2001	Percent Changes 2001 vs. 2000
ESG					
Revenues*	**$206,617**	$186,474	$187,794	10.8%	(0.7%)
Operating income	**$ 18,053**	$ 15,336	$ 14,593	17.7%	5.1%
Operating margin	**8.7%**	8.2%	7.8%	6.2%	5.8%
Depreciation and amortization	**$ 1,914**	$ 3,447	$ 3,813	(44.5%)	(9.6%)
EOSG					
Revenues*	**$208,221**	$148,162	$130,661	40.5%	13.4%
Operating income	**$ 27,365**	$ 23,646	$ 13,893	15.7%	70.2%
Operating margin	**13.1%**	16.0%	10.6%	(17.7%)	50.1%
Depreciation and amortization	**$ 7,153**	$ 6,972	$ 7,336	2.6%	(5.0%)
FSCG					
Revenues*	**$ 93,153**	$ 83,319	$ 64,656	11.8%	28.9%
Operating income	**$ 5,090**	$ (747)	$ 273	781.4%	(373.6%)
Operating margin	**5.5%**	(0.9%)	0.4%	709.5%	(312.3%)
Depreciation and amortization	**$ 2,907**	$ 4,029	$ 3,632	(27.8%)	10.9%
Other					
Revenues*	**$ 9,209**	$ 9,651	$ 8,356	(4.6%)	15.5%
Operating (loss)	**$ (739)**	$ (704)	$ (2,581)	(5.0%)	72.7%
Operating margin	**(8.0%)**	(7.3%)	(30.9%)	(10.0%)	76.4%
Depreciation and amortization	**$ 1,815**	$ 1,797	$ 2,289	1.0%	(21.5%)

* Revenues are net of intersegment eliminations.

Fiscal Year Ended March 31, 2002 Compared With Fiscal Year Ended March 31, 2001

Electronic Systems Group Revenues increased $20.1 million, or 11%, to $206.6 million in fiscal 2002, as compared with the corresponding prior-year period. Operating income increased $2.7 million, or 18%, to $18.1 million. Revenues increased primarily as a result of internal growth from our combat display workstations and components, as well as the inclusion of $8.0 million of revenue contributed by DRS SSS, which we acquired during the second quarter of fiscal 2002. These increases were partially offset by decreases in revenues from certain search and navigation radar systems and rugged computers and peripherals sold to international militaries. The increase in fiscal 2002 operating income resulted from the net increase in revenues and the favorable impact of the elimination of $1.8 million in goodwill amortization due to the adoption of SFAS 142, partially offset by operating margin decreases on certain search and navigation radar systems. DRS SSS contributed $926,000 to fiscal 2002 operating income. Had SFAS 142 been effective in the prior fiscal year, ESG's fiscal 2001 operating income would have been $1.9 million higher.

Electro-Optical Systems Group Revenues increased $60.1 million, or 41%, to $208.2 million in fiscal 2002, as compared with the corresponding prior-year period. Operating income increased $3.7 million to $27.4 million. The increase in revenues was driven by growth in our second generation infrared targeting and imaging systems programs and $45.1 million in revenues generated by programs acquired with our purchase of the SES business at the end of the second quarter of fiscal 2002. The increase in fiscal 2002 operating income, as compared with the corresponding prior-year period, was primarily due to $4.3 million of operating income contributed by the SES business, as well as the positive impact of the elimination of $1.5 million of goodwill amortization. Fiscal 2002 and 2001 operating income reflects $1.7 million and $7.0 million, respectively, of net favorable program adjustments on certain long-term programs. Had SFAS 142 been effective in the prior fiscal year, EOSG's fiscal 2001 operating income would have been $2.1 million higher.

Flight Safety & Communications Group Revenues increased $9.8 million, or 12%, to $93.2 million in fiscal 2002, as compared with the corresponding prior-year period. Operating income increased $5.8 million to

$5.1 million. The revenue increase was driven primarily by the inclusion of a full year of revenues generated by DRS Communications Company, which we acquired at the end of the first quarter of fiscal 2001, greater volume of contract manufacturing services, and shipments of infrared search and tracking systems. The year-over-year growth in operating income was a result of the overall increase in revenues and the elimination of $1.4 million of goodwill amortization. Fiscal 2002 operating income reflects charges of $2.5 million, $1.3 million and $1.2 million for the settlement of litigation (see Industry/Business Considerations below), cost growth on a mission data recorder program and costs incurred in connection with closing FSCG's Santa Clara, California production and engineering facility, respectively. Fiscal 2001 charges of $4.2 million included accruals for a contract pricing dispute, which was settled in the first quarter of fiscal 2003, and certain program issues (see FSCG prior-year discussion below). Had SFAS 142 been effective in the prior fiscal year, FSCG's fiscal 2001 operating income would have been $1.3 million higher.

Other Revenues in fiscal 2002 decreased 5%, as compared with the corresponding prior-year period. The overall fiscal 2002 operating loss was relatively flat, as compared with fiscal 2001. Fiscal 2001 operating income included a $1.1 million charge for a potentially uncollectible note receivable. DRS Ahead Technology, an operating unit included in "Other", was sold on May 29, 2002 (see Subsequent Events above).

Fiscal Year Ended March 31, 2001 Compared With Fiscal Year Ended March 31, 2000

Electronic Systems Group Our Electronic Systems Group's revenues decreased $1.3 million, or 1%, to $186.5 million in fiscal 2001, as compared with the corresponding prior-year period. Lower revenues for the year ended March 31, 2001 were due primarily to a decrease in shipments of certain rugged computers and peripherals in the U.K. This decrease was partially offset by increases in revenues from shipments of search and navigation radar systems and military display workstations, in addition to engineering services for display workstation product lines. Operating income and operating margin increased 5% and 6%, respectively, in fiscal 2001, as compared with the prior fiscal year. The increases in operating income and operating margin were driven by a change in product mix to higher margin programs, coupled with operating efficiencies and the cost savings derived from the closure of the Longmont, Colorado production facility. The Longmont facility ceased operations on March 31, 2000, and production was moved into our new electronic manufacturing facility in Johnstown, Pennsylvania in fiscal 2001.

Electro-Optical Systems Group Our Electro-Optical Systems Group's revenues increased $17.5 million, or 13%, to $148.2 million in fiscal 2001, as compared with the corresponding prior-year period. The increase in revenues was driven by increased volume in commercial electro-optical contract manufacturing and shipments of infrared detectors and fire control systems. Operating income increased $9.8 million in fiscal 2001, as compared with the prior fiscal year. The increase in operating income reflected the increase in revenues and the impact of $8.3 million in favorable program adjustments recorded in fiscal 2001 on certain long-term production programs. Estimates to complete these programs were revised to reflect lower-than-anticipated overhead costs and the benefit of certain productivity improvements. EOSG recorded a $2.9 million favorable adjustment on a long-term production contract in fiscal 2000. Estimates to complete this contract were revised in the third quarter of fiscal 2000 to reflect the benefit of management's efforts to reduce overall production costs, primarily by identifying and procuring certain materials and subassemblies from alternate suppliers. The benefits of management's cost reduction initiatives began to be realized in the third quarter of fiscal 2000, as shipments of certain units commenced, and in fiscal 2001, with increased quantities of units shipped. Partially offsetting these increases were fiscal 2001 charges of $1.3 million for changes in estimates on certain long-term production programs. Fiscal 2000 operating income reflected charges of $1.3 million for certain product warranty reserves and additional development costs for a commercial product line.

Flight Safety and Communications Group Our Flight Safety and Communications Group's revenues increased $18.7 million, or 29%, to $83.3 million in fiscal 2001, as compared with the corresponding prior-year period. The increase in revenues was primarily attributable to the acquisition of DRS Communications Company at the end of the first quarter of fiscal 2001, as well as continued growth in FSCG's electronic manufacturing and shipboard communications systems businesses. In the year ended March 31, 2001, DRS Communications Company contributed to the FSCG operating segment $17.8 million in revenues. The increase in revenues was partially offset by decreased orders for this group's high-speed digital cameras and temporarily delayed orders for certain mission data recording systems. Operating income decreased $1.0 million in fiscal 2001, as compared with the prior fiscal year. The decrease in operating income was attributed to several factors: a $1.3 million charge in the third quarter of fiscal 2001 for estimated excess inventories associated with a specific product line for which the anticipated future sales are less than previously estimated; a $1.0 million charge for a contract pricing dispute between us and a prime contractor on a U.S. Navy program; a charge of $1.9 million for additional costs incurred to complete the development of a new mission data recording system for the U.S. Navy; $525,000 for additional costs expected to be incurred in connection with a manufacturing facility in Oakland, New Jersey that was vacated during fiscal 2000; less favorable absorption of fixed operating expenses associated with lower production volumes for certain mission data recording systems and high-speed digital cameras; and lower overall profit margins in FSCG's electronic manufacturing business. In an effort to reduce costs and take advantage of certain manufacturing efficiencies, we announced in April 2001 the closure of our Santa Clara, California facility and the moving of its production and engineering operations to other DRS facilities. Partially offsetting the fiscal 2001 decrease in operating income was the positive effect of DRS Communications Company, which contributed $1.6 million in operating income to FSCG for the fiscal year ended March 31, 2001.

Other Revenues increased $1.3 million in fiscal 2001, as compared with the corresponding prior-year period. The increase in revenues was primarily due to increased shipments of components used to manufacture disk drive media. This revenue growth resulted from certain improvements and opportunities in the computer disk drive marketplace and improved marketing of DRS Ahead Technology's products and services.

The decrease in the operating loss in fiscal 2001, as compared with the prior fiscal year, was driven by the increase in revenues discussed above, a reduction in general and administrative expenses at DRS Ahead Technology and the allocation of certain costs to the operating units which previously had been recorded at DRS Corporate. This improvement was partially offset by a $1.1 million charge recorded in fiscal 2001 to fully reserve for a note receivable that may not be collectible.

Liquidity and Capital Resources

Cash Flows The following table provides our cash flow data for the fiscal years ended March 31, 2002, 2001 and 2000:

(in thousands) Year ended March 31,	**2002**	2001	2000
Net cash provided by operating activities	**$ 27,849**	$ 33,875	$ 7,427
Net cash used in investing activities	**$ (84,943)**	$(19,260)	$(14,956)
Net cash provided by (used in) financing activities	**$172,565**	$(16,056)	$ 2,245

Operating Activities For the fiscal year ended March 31, 2002, we generated $27.8 million of operating cash flow, $6.0 million less than the $33.9 million reported in fiscal year 2001. Cash provided by earnings, net of adjustments for non-cash items, increased $4.9 million to $37.3 million from the $32.3 million reported during the prior year. Increases in our net operating assets and liabilities used approximately $9.4 million of cash during the current year, as compared with the approximately $1.5 million of cash provided in the prior year. During fiscal 2002, we used cash to build inventories to meet customer requirements, offset in part, by increases in certain current liabilities used to acquire and build those inventories and increases in advanced payments from customers.

For the fiscal year ended 2001, operating cash flow increased $26.4 million to $33.9 million, up from $7.4 million reported in fiscal 2000. Cash provided by earnings, net of adjustments for non-cash items, increased $4.4 million to $32.3 million from the $27.9 million reported during the prior year. Decreases in our net operating assets and liabilities provided approximately $1.5 million of cash during the year, as compared with the $19.9 million of cash used in the prior year. During fiscal year 2001, we used cash for increases in inventories and receivables. These uses were more than offset by sources of cash resulting from increases in certain current liabilities and increased advance payments from customers.

Investing Activities During fiscal 2002, we paid $64.1 million and $4.3 million for our acquisitions of the SES business and DRS SSS, respectively, including acquisition-related costs. The acquisitions were financed with borrowings under our credit facility. The amount paid for the SES business is net of a $7.0 million favorable working capital adjustment we received from Boeing in the fourth quarter. We also paid Raytheon Company (Raytheon) $3.8 million, plus interest, for our settlement of a dispute over a working capital adjustment related to our acquisition of certain assets of the ground-based Electro-Optical Systems and Focal Plane Array businesses of Raytheon in October 1998. On May 28, 2002, we entered into a definitive agreement to acquire NCD for $92.2 million in cash (see Subsequent Events). We intend to finance the acquisition with available cash on hand, principally representing the balance of the remaining proceeds we received from the sale of our common stock in fiscal 2002.

Continuation of our acquisition program will depend, in part, on the availability of financial resources at interest rates and costs of capital that are acceptable to us. We would expect to utilize cash generated by operations, as well as cash available under our credit facility, which also may include the renegotiation of our credit limit to finance such acquisitions. Other sources of capital could include proceeds from a sale of our common stock and the placement of convertible or high-yield debt. We believe that sufficient capital resources will be available to us from one or several of these sources to finance future acquisitions that we believe to be strategic and accretive to our net earnings. However, no assurances can be provided that such financing will be available and at a cost that is acceptable to us.

We paid $13.6 million for capital improvements made primarily to our manufacturing facilities and equipment during fiscal 2002, as compared with $16.2 million and $6.2 million for the fiscal years ended 2001 and 2000, respectively. We expect to increase capital expenditures to approximately $20-$25 million in fiscal 2003. The anticipated increase in capital expenditures is principally due to increased expenditures for the SES business, as we relocate production of certain acquired contracts to other DRS production facilities, and our acquisition of the Navy Controls Division of Eaton Corporation.

Net cash used in investing activities for fiscal 2001 included $7.5 million used to acquire DRS Communications Company, and payments totaling $3.6 million received in connection with our sale of our magnetic tape head business units. Net cash used in investing activities for fiscal 2000 included $8.4 million to acquire Global Data Systems Ltd. and its wholly-owned subsidiary, European Data Systems Ltd.

Financing Activities On December 19, 2001, we sold 3,755,000 shares of our common stock in a public offering for $32.00 per share, including shares related to an over-allotment option that was granted to our underwriters. Upon closing, we received net proceeds of $112.6 million, net of underwriters' fees and other costs associated with the offering. Approximately $24.0 million of the net proceeds of the offering were used to repay the outstanding balance of our revolving line of credit. The balance will be used to fund future acquisitions and working capital needs.

On September 28, 2001, simultaneously with the SES business acquisition, we entered into a $240 million credit agreement with a syndicate of lenders, with Wachovia Bank, N.A. as the lead lender, consisting of a term loan in the aggregate principal amount of $140 million (Term Loan) and a $100 million revolving line of credit (Line of Credit) (collectively referred to as the Credit Facility). The maturity dates of the Term Loan and the Line of Credit are September 30, 2008 and September 30, 2006, respectively. The Term Loan requires quarterly principal payments of $350,000, which began on December 31, 2001. Borrowings under the Credit Facility bear interest, at our option, at either: a "base rate" (as defined in the Credit Agreement) equal to the higher of 0.50% per annum above the latest Prime Rate and Federal Funds Rate plus a spread ranging from 1.25% to 2.25% per annum, depending on our Total Leverage Ratio (TLR) at the time of determination; or a LIBOR rate (as defined in the Credit Agreement) plus a spread ranging from 2.25% to 3.25% per annum depending on our TLR. The TLR is defined as total debt minus performance-based letters of credit, as compared with EBITDA (as defined in the Credit Agreement). The Credit Facility is secured by substantially all of the assets of DRS. There were no borrowings under our revolving line of credit as of March 31, 2002. The interest rate on our outstanding Term Loan was approximately 5.3% at March 31, 2002.

There are certain covenants and restrictions placed on us under our Credit Facility, including a maximum TLR and a minimum fixed-charge ratio, a restriction on the payment of dividends on our capital stock, a limitation on the issuance of additional debt, a requirement that we offer to make prepayments on our term loans outstanding with 50% of the aggregate net cash proceeds from any equity offering, and certain other restrictions. In connection with the issuance of our common stock in December 2001, we made the required prepayment offers to the Term Loan lenders; none of the lenders in the syndicate accepted such prepayment offers. Our ability to continue to borrow under the Credit Facility will depend upon on our remaining in compliance with the limitations imposed by our lenders. The Company was in compliance with all covenants under its credit agreements at March 31, 2002 and 2001.

The proceeds of the Credit Facility of $161 million were used to acquire the SES business, repay the balance of the debt outstanding under our previous credit facility with Mellon Bank, N.A. (the Mellon Facility) in the amount of $88.5 million and pay for costs associated with issuing the debt.

During fiscal 2002, under both the Mellon Facility and the current Credit Facility, we remitted approximately $2.5 million in principal payments against our term loans and had net borrowings under our lines of credit of approximately $8.2 million. The borrowings under our revolving lines of credit were used to meet temporary working capital requirements and to pay for the acquisition of DRS SSS.

We use "free cash flow" as a measure to evaluate our performance. The calculation of free cash flow is net cash provided by operating activities less capital expenditures. Free cash flow was $14.3 million, $17.7 million and $1.2 million for fiscal 2002, 2001 and 2000, respectively.

Contractual Obligations Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and future minimum operating lease obligations as set forth in the table below:

		Payments Due by Period			
(in thousands)	Total	Within 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt obligations	$139,721	$ 1,661	$ 2,870	$ 2,870	$132,320
Operating lease commitments	87,911	17,277	25,213	20,160	25,261
Total contractual obligations	$227,406	$18,712	$28,083	$23,030	$157,581

We enter into standby letter of credit agreements with financial institutions and customers primarily relating to the guarantee of future performance on certain contracts to provide products and services and to secure advance payments we have received from customers. At March 31, 2002, we had contingent liabilities on outstanding letters of credit as follows:

	Contingent Payments Due by Period			
(in thousands)	Total	Within 1 Year	1-3 Years	After 3 Years
Standby letters of credit	$11,604	$7,642	$3,962	—

Cash and cash equivalents, internally generated cash flow from operations and other available financing resources are expected to be sufficient to meet anticipated operating, capital expenditure and debt service requirements during the next 12 months and the foreseeable future. Consistent with our desire to generate cash to invest in our core businesses and reduce debt, we anticipate that, subject to prevailing financial, market and economic conditions, we may divest certain non-core businesses. There can be no assurance, however, that our business will continue to generate cash flow at current levels, or that anticipated operational improvements will be achieved. If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt or obtain additional financing. Our ability to make scheduled principal payments or pay interest on or refinance our indebtedness depends on our future performance and financial results, which, to a certain extent, are subject to general conditions in or affecting the defense industry and to general economic, political, financial, competitive, legislative and regulatory factors beyond our control.

Backlog Funded backlog represents products or services that our customers have committed by contract to purchase from us. Due to the general nature of defense procurement and contracting, the operating cycle for our military business typically has been long term. Military backlog currently consists of various production and engineering development contracts with varying delivery schedules and project timetables. Our backlog also includes a significant amount of commercial off-the-shelf (COTS)-based systems for the military, which favor shorter delivery times. Accordingly, revenues for a particular year, or year-to-year comparisons of reported revenues and related backlog positions, may not be indicative of future results.

Backlog at March 31, 2002 was $595.3 million, as compared with $456.5 million at March 31, 2001. We booked $577.2 million in new orders in fiscal 2002. The increase in backlog was due to the net effect of bookings and $75.5 million and $11.6 million of acquired backlog obtained through our acquisitions of the SES business and DRS SSS, respectively. Approximately 73% of backlog as of March 31, 2002 is expected to result in revenues during fiscal 2003.

EOSG booked $264.2 million in fiscal 2002, including contracts valued at approximately $122.1 million from the U.S. Army to provide Second Generation Thermal Imaging Acquisition and Targeting Systems used on its M2 Bradley Fighting Vehicles, M1 Abrams Battle Tanks and Long Range and HMMWV Scouts. An additional $41.2 million of awards was booked, predominantly with the U.S. Army, for Fire Control Targeting and Acquisition Systems. Leveraging our acquisition of the SES business, EOSG booked approximately $70.5 million in awards, predominantly with the U.S. Army. Of the total $70.5 million, $47.7 million in awards came from the U.S. Army to provide First Generation Surveillance and Targeting Systems and Second Generation Forward Looking Infrared surveillance and targeting system upgrades for its Kiowa Warrior Helicopter and $5.5 million from the U.S. Navy to provide Second Generation Forward Looking Surveillance and Targeting Systems used on its VISUAL Aircraft Landing System.

ESG secured $194.9 million in new contracts, including significant awards of $106.7 million for production and engineering of the AN/UYQ-70 Advanced Display Systems used in U.S. Navy surface ships, aircraft and submarines and $39.0 million for rugged computers, servers and peripheral equipment, consisting of $25.2 million for computers used in intelligence applications and international battlefield digitization programs and $13.8 million for production of rugged portable computers for the U.S. Army. DRS SSS, acquired in the second quarter of fiscal 2002, booked $5.0 million in awards to produce pedestals, support systems and antennae for radar and other surveillance sensor systems.

FSCG received a total of $109.2 million in new awards in fiscal 2002, including $43.6 million in contracts for communications and surveillance systems, $37.1 million in awards for high-speed cameras and flight and mission data recorders, and $28.5 million for advanced electronic manufacturing services for major aerospace prime contractors.

DRS Ahead Technology, included in the operations of Other, booked $8.9 million in new orders for magnetic burnish, glide and test verification heads used in the manufacture of computer disk drives.

Internal Research and Development In addition to customer-sponsored research and development, we also engage in internal research and development. These expenditures reflect our continued investment in new technology and diversification of our products. Expenditures for internal research and development in fiscal 2002, 2001 and 2000 were $9.5 million, $8.0 million and $9.9 million, respectively.

Industry/Business Considerations We are primarily engaged in the design and manufacture of high-technology systems and products used for the processing, display and storage of electronic data. Although we have diversified into commercial products and markets, the majority of our revenues are derived directly or indirectly from defense industry contracts with the U.S. government.

The landscape of the global defense industry continues to evolve as new events, such as those of September 11, 2001, demand alternative strategic defense initiatives. The defense requirements of the Unites States have shifted from defending against Cold War era threats to a focus upon the management of one or more regional conflicts, homeland security and proactive threat identification. For the first time in almost a decade, the U.S. defense procurement budget has increased, providing new funding for the acquisition and development of weapons and supporting systems. As a result of this change, the defense industry is now influenced by several key factors:

- New funding which will assist in upgrading and replacing aging military systems and implementing new technologies to meet modern threats.
- Increased focus by the Department of Defense on "best value" instead of lowest cost. Best value procurement considers development and life-cycle costs in the evaluation of a system's price.
- Consolidation within the industry. As a result of this consolidation, domestic prime contractors are now focused on providing weapons platforms and systems integration, while relying on others to provide subsystems and components.
- The U.S. military is developing lighter, faster defense platforms that are able to react quickly to regional conflict. These highly mobile, rapidly deployable forces must rely on the latest technologies to provide a full awareness of the battlefield and its associated threats.

Despite an increased focus on new capabilities, traditional platforms remain important, as well. As many of these systems were neglected during years of reduced defense spending, the U.S. military is now faced with the need to refurbish these weapons platforms and upgrade their weapons systems with improved technology.

We are subject to certain inherent risks associated with defense contracting, including changes in government policies and dependence on congressional support, primarily for appropriations and allocation of funds to products and programs that we support. In recent years, our products and programs have been well supported. However, uncertainty exists with respect to the size and scope of future defense budgets and their possible impact on existing or future products and programs. Further, our existing defense contracts are subject to termination, either at the convenience of the customer or as a result of cancellation of funding. Our contracts and operations also are subject to governmental oversight, particularly with respect to business practices, contract performance and cost accounting practices. Governmental investigations may lead to claims against us, the outcome of which cannot be predicted. As described in Note 15 to the consolidated financial statements, in April and May 1998, subpoenas were issued to us by the United States Attorney for the Eastern District of New York seeking documents related to a governmental investigation of certain equipment manufactured by DRS Photronics, Inc. (DRS Photronics). These subpoenas were issued in connection with United States v. Tress, a criminal complaint against a then employee of our DRS Photronics operating unit, alleging that improper test data was provided in connection with boresighting equipment furnished to the U.S. Army. On June 26, 1998, the complaint against the employee was dismissed without prejudice. Additional subpoenas were issued to us on August 12, 1999 and May 10, 2000, relating to the ongoing investigation of DRS Photronics and one or more of its then employees. On May 17, 2002, DRS Photronics announced that it had entered into a global settlement with the government, resolving all potential allegations related to the investigation. Under the terms of the settlement, DRS Photronics agreed to pay $2.5 million in restitution and pleaded guilty to a violation of the False Claims Act.

We are party to various legal actions and claims arising in the ordinary course of our business. In our opinion, we have adequate legal defenses for each of the actions and claims, and we believe that their ultimate disposition will not have a material adverse effect on our consolidated financial position or results of operations.

The addition of international businesses involves additional risks, such as exposure to currency fluctuations and changes in foreign economic and political environments. International transactions frequently involve increased financial and legal risks arising from stringent contractual terms and conditions, and widely differing legal systems, customs and practices in foreign countries. We expect that international sales as a percentage of our overall sales will continue to increase in future years as a result of, among other factors, our growth strategy and continuing changes in the United States defense industry.

Our future operating results depend on our ability to successfully compete in a highly competitive industry that is characterized by rapid technology change and to effectively integrate acquired companies into our existing operations. Our growth depends primarily on our ability to identify and acquire suitable acquisition targets. We have participated successfully in the defense industry consolidation through strategic business acquisitions and by streamlining our existing operations; however, we cannot guarantee that we will have sufficient funds available to us to continue investing in business acquisitions.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk In the normal course of business, we are exposed to market risks relating to fluctuations in interest rates and foreign currency exchange risk. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Risk As we seek debt financing to maintain our ongoing operations and sustain our growth, we are exposed to interest rate risk on our variable rate borrowings. Our earnings are affected by changes in interest rates due to the impact those changes have on our outstanding variable rate debt. If interest rates average 12.5 basis points more in fiscal 2003 than in fiscal 2002, our interest expense would be increased by approximately $175,000. This amount was determined based on the hypothetical interest rates on our variable debt at March 31, 2002.

In an effort to limit our cash flow and interest expense exposure to interest rate fluctuations, we have entered into interest rate collar agreements with notional amounts covering a limited amount of the aggregate outstanding principal balance of our Term Loan. A summary of the interest rate collar agreements in place as of March 31, 2002 and 2001 follows:

(dollars in thousands)

Effective Date	Expiration Date	Notional Amount March 31, 2002	Notional Amount March 31, 2001	Reference Rate	Ceiling Rate	Floor Rate	Estimated Fair Value March 31, 2002	Estimated Fair Value March 31, 2001
4/22/99	1/26/02	$20,000	$20,000	3 Month LIBOR	5.75%	4.80%	$ —	$ (74)
1/26/01	1/30/03	$10,000	$10,000	3 Month LIBOR	6.50%	5.09%	$(246)	$(110)
1/29/01	1/31/03	$10,000	$10,000	3 Month LIBOR	6.50%	5.05%	$(241)	$(105)

The weighted average three-month LIBOR rate in effect for our collars outstanding as of March 31, 2002 was 1.87%.

Foreign Currency Exchange Risk We operate and conduct business in foreign countries and, as a result, are exposed to movements in foreign currency exchange rates. More specifically, our net equity is impacted by the conversion of the net assets of foreign subsidiaries for which the functional currency is not the U.S. Dollar for U.S. reporting purposes. Our exposure to foreign currency exchange risk related to our foreign operations is not material to our results of operations, cash flows or financial position. We, at present, do not hedge this risk, but continue to evaluate such foreign currency translation risk exposure.

We have experienced the effects of inflation through increased costs of labor, services and raw materials. Although a majority of our revenues is derived from long-term contracts, the selling prices of such contracts generally reflect estimated costs to be incurred in the applicable future periods.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Retirement Obligations" (SFAS 143). SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. We currently are evaluating the statement, and we do not expect that the provisions of SFAS 143 will have a material impact on our consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes SFAS 121, but retains its fundamental provisions for the (a) recognition/measurement of impairment of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting/reporting provisions of Accounting Principles Board Opinion (APB) No. 30 for segments of a business to be disposed of, but retains the requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. SFAS 144 became effective for us on April 1, 2002. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 rescinds Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses because Statement No. 4 has been rescinded. Statement No. 44 was issued to establish accounting requirements for the effects of transition to provisions of the Motor Carrier Act of 1980. Because the transition has been completed, Statement No. 44 is no longer necessary.

SFAS 145 amends Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. We are required to adopt SFAS 145, effective for fiscal 2003. We do not expect the adoption of SFAS 145 to have a material impact on our consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except share data) March 31,	2002	2001
ASSETS		
Current assets		
Cash and cash equivalents	$117,782	$ 2,324
Accounts receivable, net	110,861	97,645
Inventories, net of progress payments	120,910	74,327
Prepaid expenses, deferred income taxes and other current assets	9,276	8,697
Total current assets	358,829	182,993
Property, plant and equipment, net	50,481	37,639
Intangible assets, net	34,133	32,912
Goodwill, net	142,610	76,390
Deferred income taxes and other noncurrent assets	15,038	5,006
Total assets	$601,091	$334,940
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current installments of long-term debt	$ 1,435	$ 7,217
Short-term bank debt	226	831
Accounts payable	49,671	40,089
Accrued expenses and other current liabilities	142,260	91,170
Total current liabilities	193,592	139,307
Long-term debt, excluding current installments	138,060	75,076
Other liabilities	12,204	8,610
Total liabilities	343,856	222,993
Stockholders' equity		
Preferred stock, no par value. Authorized 2,000,000 shares; none issued at March 31, 2002 and 2001	—	—
Common stock, $.01 par value per share. Authorized 30,000,000 and 20,000,000 shares at March 31, 2002 and 2001, respectively; issued 16,834,052 shares and 12,058,057 shares at March 31, 2002 and 2001, respectively	168	121
Additional paid-in capital	197,387	72,033
Retained earnings	64,356	44,025
Accumulated other comprehensive losses	(4,630)	(3,968)
Unamortized stock compensation	(46)	(264)
Total stockholders' equity	257,235	111,947
Commitments and contingencies (Note 15)		
Total liabilities and stockholders' equity	$601,091	$334,940

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Earnings

(in thousands, except per-share data)

Year ended March 31,	2002	2001	2000
Revenues	$517,200	$427,606	$391,467
Costs and expenses	467,431	389,550	363,086
Restructuring charges	—	525	2,203
Operating income	49,769	37,531	26,178
Interest income	1,144	202	200
Interest and related expenses	10,954	11,461	12,600
Other income, net	8	108	372
Earnings from continuing operations before minority interests and income taxes	39,967	26,380	14,150
Minority interest	1,606	1,426	1,318
Earnings from continuing operations before income taxes	38,361	24,954	12,832
Income taxes	18,030	12,976	5,171
Earnings from continuing operations	20,331	11,978	7,661
Loss from discontinued operations, net of tax	—	—	(1,255)
Loss on disposal of discontinued operations, net of tax	—	—	(2,096)
Net earnings	$ 20,331	$ 11,978	$ 4,310
Net earnings per share of common stock			
Basic earnings per share:			
Earnings from continuing operations	$ 1.52	$ 1.14	$ 0.83
Loss from discontinued operations, net of tax	—	—	(0.14)
Loss on disposal of discontinued operations, net of tax	—	—	(0.23)
Net earnings	$ 1.52	$ 1.14	$ 0.47
Diluted earnings per share:			
Earnings from continuing operations	$ 1.41	$ 1.01	$ 0.76
Loss from discontinued operations, net of tax	—	—	(0.11)
Loss on disposal of discontinued operations, net of tax	—	—	(0.18)
Net earnings	$ 1.41	$ 1.01	$ 0.47

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Earnings

(in thousands, except share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Losses	Treasury Stock Shares	Treasury Stock Amount	Unamortized Stock Compensation	Total Stockholders' Equity
Balances at March 31, 1999	9,615,933	$ 96	$ 48,038	$27,737	$ (139)	385,164	$(1,493)	$(797)	$ 73,442
Comprehensive earnings:									
Net earnings	—	—	—	4,310	—	—	—	—	4,310
Foreign currency translation adjustment	—	—	—	—	53	—	—	—	53
Total comprehensive earnings	—	—	—	4,310	53	—	—	—	4,363
Stock options exercised	101,087	1	502	—	—	55,775	(495)	—	8
Compensation relating to stock options and other stock awards, net	—	—	44	—	—	—	—	327	371
Balances at March 31, 2000	9,717,020	97	48,584	32,047	(86)	440,939	(1,988)	(470)	78,184
Comprehensive earnings:									
Net earnings	—	—	—	11,978	—	—	—	—	11,978
Foreign currency translation adjustment	—	—	—	—	(3,882)	—	—	—	(3,882)
Total comprehensive earnings	—	—	—	11,978	(3,882)	—	—	—	8,096
Stock options and warrants exercised	248,391	2	2,289	—	—	—	—	—	2,291
Income tax benefit from stock options exercised	—	—	607	—	—	—	—	—	607
Compensation relating to stock options and other stock awards, net of forfeitures	(10,465)	—	(105)	—	—	—	—	206	101
Conversion of 9% Debentures	2,188,691	22	18,645	—	—	—	—	—	18,667
Equity issued in connection with the GAC acquisition	355,359	4	3,997	—	—	—	—	—	4,001
Cancellation of treasury stock	(440,939)	(4)	(1,984)	—	—	(440,939)	1,988	—	—
Balances at March 31, 2001	12,058,057	121	72,033	44,025	(3,968)	—	—	(264)	111,947
Comprehensive earnings:									
Net earnings	—	—	—	20,331	—	—	—	—	20,331
Unrealized losses on hedging instruments:									
Cumulative adjustment at April 1, 2001	—	—	—	—	(289)	—	—	—	(289)
Unrealized losses arising during the fiscal period	—	—	—	—	(198)	—	—	—	(198)
Foreign currency translation adjustment	—	—	—	—	(175)	—	—	—	(175)
Total comprehensive earnings	—	—	—	20,331	(662)	—	—	—	19,669
Stock options exercised	454,317	4	3,780	—	—	—	—	—	3,784
Income tax benefit from stock options exercised	—	—	3,420	—	—	—	—	—	3,420
Compensation relating to stock options and other stock awards, net of forfeitures	—	—	—	—	—	—	—	218	218
Secondary stock issuance	3,755,000	37	112,557	—	—	—	—	—	112,594
Warrants exercised	580,906	6	5,803	—	—	—	—	—	5,809
Other	(14,228)	—	(206)	—	—	—	—	—	(206)
Balances at March 31, 2002	**16,834,052**	**$168**	**$197,387**	**$64,356**	**$(4,630)**	**—**	**$ —**	**$ (46)**	**$257,235**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands) Year Ended March 31,	2002	2001	2000
Cash Flows from Operating Activities			
Net earnings	$ 20,331	$ 11,978	$ 4,310
Adjustments to reconcile net earnings to cash flows from operating activities:			
Loss from discontinued operations, net of tax	—	—	1,255
Loss on disposal of discontinued operations, net of tax	—	—	2,096
Depreciation and amortization	13,789	16,125	17,070
Inventory reserves and provision for doubtful accounts	(542)	2,654	2,373
Deferred income taxes	2,895	(287)	(550)
Other, net	788	1,856	1,382
Changes in assets and liabilities, net of effects from business combinations:			
Increase in accounts receivable	(2,618)	(15,926)	(4,131)
(Increase) decrease in inventories	(25,400)	(10,007)	7,516
(Increase) decrease in prepaid expenses and other current assets	(3,424)	354	1,573
Increase (decrease) in accounts payable	9,546	11,007	(15,450)
Increase (decrease) in accrued expenses and other current liabilities	6,835	6,916	(3,750)
Increase (decrease) in customer advances	4,573	7,057	(6,518)
Other, net	1,076	2,148	841
Net cash provided by operating activities of continuing operations	27,849	33,875	8,017
Net cash used in operating activities of discontinued operations	—	—	(590)
Net cash provided by operating activities	27,849	33,875	7,427
Cash Flows from Investing Activities			
Capital expenditures	(13,583)	(16,185)	(6,210)
Payments pursuant to business combinations, net of cash acquired	(72,261)	(6,979)	(8,386)
Proceeds from sale of business	—	3,575	—
Other, net	901	329	(230)
Net cash used in investing activities from continuing operations	(84,943)	(19,260)	(14,826)
Net cash used in investing activities from discontinued operations	—	—	(130)
Net cash used in investing activities	(84,943)	(19,260)	(14,956)
Cash Flows from Financing Activities			
Payments on long-term debt	(161,093)	(63,130)	(10,096)
Proceeds from long-term debt borrowings	212,276	44,784	12,925
Retirement of convertible debt	—	—	(690)
Proceeds from sale of common stock	112,594	—	—
Proceeds from exercise of stock options and warrants	9,589	2,188	8
Other, net	(801)	102	98
Net cash provided by (used in) financing activities	172,565	(16,056)	2,245
Effect of exchange rates on cash and cash equivalents	(13)	(13)	(969)
Net increase (decrease) in cash and cash equivalents	115,458	(1,454)	(6,253)
Cash and cash equivalents, beginning of year	2,324	3,778	10,031
Cash and cash equivalents, end of year	$ 117,782	$ 2,324	$ 3,778

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

A. Organization DRS Technologies, Inc. and subsidiaries (hereinafter, DRS or the Company) is a supplier of defense electronic systems and components and has served the defense industry for over thirty years. The Company provides advanced technology products and services to government and commercial customers worldwide, developing and manufacturing a broad range of mission-critical products in the areas of communications, combat systems, rugged computers, electro-optics, data storage, digital imaging, flight safety and space. The Company's defense electronic systems and subsystems are sold to all branches of the U.S. military, U.S. government intelligence agencies, major aerospace and defense contractors, and international military forces.

B. Basis of Presentation and Use of Estimates The consolidated financial statements include the accounts of DRS Technologies, Inc., its subsidiaries (all of which are wholly or majority owned) and a joint venture consisting of an 80% controlling partnership interest. All significant inter-company transactions and balances have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates and assumptions relate to contract estimates of sales and estimated costs to complete contracts in process, market values of inventories reported at lower of cost or market, recoverability of reported amounts of fixed assets, goodwill and intangible assets, and valuation of deferred tax assets and liabilities. Actual results could differ from these estimates.

C. Classifications Unbilled receivables, inventories, accrual for future costs on uncompleted contracts, unearned income and accrual for future costs related to acquired contracts are primarily attributable to long-term contracts or programs in progress for which the related operating cycles are longer than one year. In accordance with industry practice, these items are included in current assets and liabilities, respectively.

The Company classifies its revolving line of credit borrowings as long-term debt, excluding current installments. This classification reflects the intent of the borrowings and their maturity date, which as of March 31, 2002 and 2001, was greater than one year.

Certain other amounts for prior years have been reclassified to conform with the fiscal 2002 presentation.

D. Translation of Foreign Currency Financial Statements and Foreign Currency Transactions Transactions in foreign currencies are translated into U.S. dollars at the approximate prevailing rate at the time of the transaction. The operations of the Company's foreign subsidiaries are translated from the local (functional) currencies into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." The rates of exchange at each balance sheet date are used for translating certain balance sheet accounts, and a weighted average rate of exchange is used for translating the statements of earnings. Gains or losses resulting from these translation adjustments are included in the accompanying Consolidated Balance Sheets as a component of accumulated other comprehensive losses. Foreign exchange transaction gains and losses in fiscal 2002, 2001 and 2000 were not material.

E. Cash and Cash Equivalents The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

F. Receivables Receivables consist of amounts billed and currently due from customers and unbilled costs and accrued profits primarily related to revenues on long-term contracts that have been recognized for accounting purposes, but not yet billed to customers.

G. Inventories Commercial and other non-contract inventories are stated at the lower of cost (which includes material, labor and manufacturing overhead) or net realizable value. Costs accumulated under contracts are stated at actual cost, not in excess of estimated net realizable value, including, for long-term government contracts, applicable amounts of general and administrative expenses, which include research and development costs, where such costs are recoverable under customer contracts. General and administrative expenses related to commercial products and services provided essentially under commercial terms and conditions are expensed as incurred and included in costs and expenses in the Consolidated Statements of Earnings.

Pursuant to contract provisions, agencies of the U.S. government and certain other customers have title to, or a security interest in, inventories related to such contracts as a result of progress payments and advances. Accordingly, such progress payments and certain advances are reflected as an offset against the related inventory balances. To the extent that customer advances exceed related inventory levels, such advances are classified as current liabilities.

H. Property, Plant and Equipment Depreciation and amortization are calculated on the straight-line method. The ranges of estimated useful lives are: office furnishings, laboratory, production and other equipment, 3-10 years; building and building improvements, 15-40 years; and leasehold improvements, over the shorter of the estimated useful lives of the improvements or the life of the lease.

Maintenance and repairs are charged to operations as incurred; renewals and betterments are capitalized. Costs of assets retired, sold or otherwise disposed of are removed from the accounts, and any gains or losses thereon are reflected in results of operations.

I. Goodwill and Acquired Intangible Assets In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets" (SFAS 141 and SFAS 142), respectively. SFAS 141 replaces Accounting Principles Board Opinion No. 16 and requires the use of the purchase method for all business combinations initiated after June 30, 2001. It also provides guidance on purchase accounting related to the recognition of intangible assets, noting that any purchase price allocated to an assembled workforce may not be accounted for separately, and accounting for negative goodwill. SFAS 142 requires that goodwill and identifiable acquired intangible assets with indefinite useful lives shall no longer be amortized, but tested for impairment annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 142 also requires the amortization of identifiable assets with finite useful lives, although the statement no longer limits the amortization period to forty years. Identifiable acquired intangible assets, which are subject to amortization, are to be tested for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

The Company elected to adopt the provisions of SFAS 142 as of April 1, 2001 and has identified its reporting units to be its operating segments. The Company has determined the carrying value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of April 1, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 ceased, and intangible assets acquired prior to July 1, 2001 that did not meet the criteria for recognition apart from goodwill under SFAS 141 were reclassified to goodwill. In connection with the adoption of SFAS 142, the Company was required to perform a transitional goodwill impairment assessment within six months of adoption. The Company completed its transitional goodwill impairment assessment, with no adjustment to the carrying value of its goodwill as of April 1, 2001. The annual impairment test is performed after completion of the Company's annual financial operating plan, which occurs in the fourth quarter of its fiscal year. The Company completed its annual impairment test with no adjustment to the carrying value of its goodwill as of March 31, 2002. The annual goodwill impairment assessment involves estimating the fair value of the reporting unit and comparing it with its carrying amount. If the fair value of the reporting unit exceeds its fair value, additional steps are followed to recognize a potential impairment loss. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. The Company estimates the fair value of its reporting units by applying third party market value indicators to the reporting unit's projected revenues, earnings before net interest and taxes (EBIT) and earnings before net interest, taxes, depreciation and amortization (EBITDA) and calculating an average of the three extended market values.

The Company is amortizing its acquired intangibles on a straight-line basis over 4-30 years. See Note 3 for additional information on goodwill and acquired intangible assets.

J. Impairment of Long-Lived Assets and Acquired Intangible Assets The Company assesses the recoverability of the carrying value of its long-lived assets and identifiable acquired intangible assets with finite useful lives, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company evaluates the recoverability of such assets based upon the expectations of undiscounted cash flows from such assets. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss would be recognized for the difference between the fair value and the carrying amount.

K. Derivative Financial Instruments DRS does not use derivative financial instruments for speculative purposes. The Company utilizes variable rate debt to fund its operations and sustain its growth. Such variable rate borrowings expose the Company to interest rate risk and the related impact that changes in interest rates can have on the Company's earnings and on its cash flows. In an effort to limit its interest expense and cash flow exposure, and in accordance with certain covenants in DRS's previous credit facility, the Company entered into interest rate collar agreements with notional amounts covering a limited amount of the aggregate outstanding principal balance of the Company's term loans (see Note 10). An interest rate collar is a combination of an interest rate cap and an interest rate floor. The collars in place allow the Company to manage a portion of its variable rate borrowings within an acceptable, predetermined range. Under the collar, no payments are required to be made by the Company or paid to the Company unless the prevailing LIBOR rate (London Interbank Offered Rate) drops below the floor or exceeds the ceiling. Any payment made or received by the Company in connection with the settlement of a collar is reflected as an adjustment to interest expense in the period in which it is settled.

Effective April 1, 2001, the Company adopted SFAS No. 133 (SFAS 133). This Statement requires the recognition of all derivative instruments as either assets or liabilities in the Consolidated Balance Sheets and the periodic adjustment of those instruments to fair value. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resultant designation.

On April 1, 2001, in accordance with the provisions of SFAS 133, the Company designated its interest rate collars as cash flow hedges and recorded the fair value of the instruments on the balance sheet at that date, with a corresponding adjustment to accumulated other comprehensive losses. Due to the nature and characteristics of the Company's designated hedging instruments, all adjustments to the fair values of such instruments are adjusted via accumulated other comprehensive losses. The effect of adopting SFAS 133 at April 1, 2001, and the amounts recorded related to its derivative financial instruments as of and for the year ended March 31, 2002, were not material to the Company's consolidated financial position and did not impact the Company's consolidated results of operations or cash flows.

L. Revenue Recognition Revenues related to long-term, firm fixed-price contracts, which principally provide for the manufacture and delivery of finished units, are recognized as shipments are made and, in certain circumstances, when all applicable revenue recognition criteria are met, prior to shipment to the customer. The estimated profits applicable to shipments are recorded pro rata based upon estimated total profit at completion of the contracts. Revenues from commercial product sales also are recognized upon shipment.

Revenues on contracts with significant engineering as well as production requirements are recorded using the percentage-of-completion method measured by the costs incurred on each contract to estimated total contract costs at completion (cost-to-cost) with consideration given for risk of performance and estimated profit.

Revenues from cost-reimbursement contracts are recorded, together with the fees earned, as costs are incurred.

Most of the Company's contracts are long-term in nature, spanning multiple years. The Company reviews cost performance and estimates to complete on its ongoing and acquired contracts at least quarterly and in many cases more frequently. If the estimated cost to complete a contract changes from the previous estimate, the Company will record a positive or negative adjustment to earnings in the current period. The Company records contracts acquired in connection with a business combination at remaining contract value less DRS's estimate to complete and a profit margin commensurate with the profit margin the Company earns on similar contracts. Revisions to cost estimates subsequent to the date of acquisition may be recorded as an adjustment to goodwill or earnings, depending on the nature and timing of the revision.

Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable, and are determined on a percentage-of-completion basis measured by the cost-to-cost method. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions, which increase or decrease earnings based solely on a single significant event, generally are not recognized until the event occurs.

Included in revenues for fiscal 2002, 2001 and 2000 were $36.2 million, $32.9 million and $23.5 million, respectively, of customer-sponsored research and development.

Approximately 78%, 78% and 80% of the revenues in fiscal 2002, 2001 and 2000, respectively, were derived directly or indirectly from defense-industry contracts with the United States government. In addition, approximately 11% in fiscal 2002, and 12% in fiscal 2001 and fiscal 2000 of the Company's revenues were derived directly or indirectly from sales to foreign governments.

M. Stock-Based Compensation As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company applies APB No. 25 in accounting for its stock option plans and, accordingly, compensation cost is recognized for its stock options in the financial statements only as it relates to non-qualified stock options for which the exercise price was less than the fair market value of the Company's common stock as of the date of grant. The compensation cost of these grants is amortized on a straight-line basis over the vesting periods. The Company follows the provisions of SFAS 123 and provides pro forma disclosures of net earnings and earnings per share as if the fair value-based method of accounting for stock options, as defined in SFAS 123, had been applied (see Note 13).

N. Income Taxes In accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109), the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which related temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

O. Earnings Per Share Basic earnings per share (EPS) is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during each period. The computation of diluted earnings per share includes the effect of shares from the assumed exercise of dilutive stock options and warrants and, when dilutive, the effect of the assumed conversion of the Company's previously outstanding 9% Senior Subordinated Debentures (see Note 10). The following table provides the components of the per-share computations:

(in thousands, except per-share data) Year Ended March 31,	2002	2001	2000
Basic EPS Computation			
Net earnings from continuing operations	$20,331	$11,978	$ 7,661
Net loss from discontinued operations, net of tax	—	—	(1,255)
Loss on disposal of discontinued operations, net of tax	—	—	(2,096)
Net earnings	$20,331	$11,978	$ 4,310
Weighted average common shares outstanding	13,408	10,485	9,268
Basic earnings (losses) per share:			
Net earnings from continuing operations	$ 1.52	$ 1.14	$ 0.83
Net loss from discontinued operations, net of tax	—	—	(0.14)
Loss on disposal of discontinued operations, net of tax	—	—	(0.23)
Net earnings	$ 1.52	$ 1.14	$ 0.47
Diluted EPS Computation			
Net earnings from continuing operations	$20,331	$11,978	$ 7,661
Interest and expenses related to convertible debentures	—	574	1,130
Adjusted net earnings from continuing operations	20,331	12,552	8,791
Net loss from discontinued operations, net of tax	—	—	(1,255)
Loss on disposal of discontinued operations, net of tax	—	—	(2,096)
Adjusted net earnings	$20,331	$12,552	$ 5,440
Diluted common shares outstanding:			
Weighted average common shares outstanding	13,408	10,485	9,268
Stock options and warrants	1,047	642	172
Convertible debentures	—	1,308	2,162
Diluted common shares outstanding	14,455	12,435	11,602
Diluted earnings (losses) per share:			
Net earnings from continuing operations	$ 1.41	$ 1.01	$ 0.76
Net loss from discontinued operations, net of tax	—	—	(0.11)
Loss on disposal of discontinued operations, net of tax	—	—	(0.18)
Net earnings	$ 1.41	$ 1.01	$ 0.47

P. Fair Value of Financial Instruments Cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities reported in the Consolidated Balance Sheets equal or approximate fair values. The fair value of the Company's outstanding term loan approximates its recorded value, based on the variable rates of the facility and currently available terms and conditions for similar debt at March 31, 2002. The market values of the Company's interest rate collars are disclosed herein (see Note 10).

Q. New Accounting Pronouncements In June 2001, the FASB issued SFAS No. 143, "Accounting for Retirement Obligations" (SFAS 143). SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company currently is evaluating the provisions of SFAS 143, but expects that the provisions will not have a material impact on its consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes SFAS 121, but retains its fundamental provisions for the (a) recognition/measurement of impairment of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting/reporting provisions of APB No. 30 for segments of a business to be disposed of, but retains the requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. SFAS 144 became effective for us on April 1, 2002. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 rescinds Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board Opinion No. 30 will now be used to classify those gains and losses because Statement No. 4 has been rescinded. Statement No. 44 was issued to establish accounting requirements for the effects of transition to provisions of the Motor Carrier Act of 1980. Because the transition has been completed, Statement No. 44 is no longer necessary.

SFAS 145 amends Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. We are required to adopt SFAS 145, effective for fiscal 2003. The Company does not expect the adoption of SFAS 145 to have a material impact on its consolidated financial statements.

Note 2. Business Combinations

On September 28, 2001, DRS acquired certain assets and liabilities of the Sensors and Electronic Systems business of The Boeing Company (SES business). The Company paid approximately $60.1 million in cash, net of a $7.0 million favorable working capital adjustment received in the fourth quarter of fiscal 2002 for the acquisition. In addition to the purchase price, the estimated costs related to the acquisition, including professional fees, approximated $4.0 million. SES, located in Anaheim, California, is a leading provider of advanced electro-optical airborne and naval surveillance and targeting systems, high-performance military infrared cooled sensor systems, and infrared uncooled sensor products for military and commercial applications. Production, engineering and management of the contracts acquired in the SES acquisition have been assigned, based on operational synergies, to two previously existing Electro-Optical Systems Group operating units, as well as a new operating unit called DRS Sensors & Targeting Systems, Inc. (DRS STS). DRS STS was created as a result of the SES acquisition, and it is also an operating unit of the Company's Electro-Optical Systems Group (EOSG). This acquisition broadens the product lines and customer base of EOSG, particularly in those areas associated with naval and air-based applications, and provides a strong complement to DRS's existing products in ground-based forward looking infrared technology. The results of the acquired business have been included in the consolidated financial statements of the Company since the acquisition date.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of refining its estimates to complete on certain acquired contracts and, as such, the purchase price allocation is subject to change. The Company will finalize the purchase price allocation upon completion of its internal assessment of the estimates to complete on the acquired contracts. The Company will complete its internal assessment of all acquired contracts in the second quarter of fiscal 2003.

(in thousands) September 28,	2001
Accounts receivable	$ 8,348
Inventory	16,913
Property, plant and equipment	6,301
Goodwill	64,593
Acquired intangible assets	14,000
Total assets acquired	110,155
Accrual for future costs on acquired contracts	34,623
Unearned income	10,071
Other current liabilities	5,323
Total liabilities assumed	50,017
Net assets acquired	$ 60,138

$64.6 million of goodwill was allocated to the EOSG operating segment, all of which is expected to be deductible for tax purposes. $14.0 million in acquired intangible assets was assigned to customer-related intangibles, which are subject to amortization, and they have a weighted-average useful life of approximately 17 years.

The following unaudited pro forma financial information shows the results of operations for the years ended March 31, 2002 and 2001, as though the SES acquisition had occurred on April 1, 2000. The unaudited pro forma presentation reflects adjustments for the capitalization of general and administrative costs, amortization of acquired intangible assets and increased interest expense.

Unaudited (In thousands, except per-share data) Year Ended March 31,	2002	2001
Revenues	$570,756	$535,949
Net earnings	$ 17,271	$ 7,582
Earnings per share of common stock:		
Basic earnings per share	$ 1.29	$ 0.72
Diluted earnings per share	$ 1.19	$ 0.66

The unaudited pro forma financial information shown above is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the acquisition been completed as of the dates indicated above or of the results that may be obtained in the future.

On August 22, 2001, the Company acquired certain assets and liabilities of the Electro Mechanical Systems unit of Lockheed Martin Corporation for $4.0 million in cash, subject to adjustment, and $300,000 in acquisition-related costs. This unit now operates as DRS Surveillance Support Systems, Inc. (DRS SSS), a unit of the Company's Electronic Systems Group (ESG), and is located in Largo, Florida. DRS SSS produces pedestals, support systems and antennae for radar and other surveillance sensor systems.

On June 14, 2000, the Company acquired the assets of General Atronics Corporation for $7.5 million in cash, $4.0 million in common stock, representing 355,359 shares of common stock, and $420,000 in acquisition-related costs. The Company funded the cash portion of this acquisition through borrowings under its revolving line of credit. Located in Wyndmoor, Pennsylvania, and now operating as DRS Communications Company, LLC (DRS Communications Company), the company designs, develops and manufactures military data link components and systems, high-frequency communication modems, tactical and secure digital telephone components and radar surveillance systems for U.S. and international militaries. DRS Communications Company is being managed as part of the Company's Flight Safety and Communications Group (FSCG). The Company recorded $6.8 million of goodwill in connection with the acquisition.

On July 21, 1999, the Company acquired Global Data Systems Ltd. and its wholly-owned subsidiary, European Data Systems Ltd., for $7.8 million in cash. Located in Farnham, Surrey, U.K., the company designs and develops rugged computers and peripherals primarily for military applications. The Company recorded $8.7 million of goodwill in connection with the acquisition.

All of the aforementioned acquisitions have been accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses were included in the Company's reported consolidated operating results from their respective effective dates of acquisition. Except for the SES acquisition, the financial position and results of operations of these businesses were not significant to those of the Company as of their respective effective dates of acquisition.

Note 3. Goodwill and Related Intangible Assets

The following disclosure presents certain information on the Company's acquired intangible assets as of March 31, 2002 and 2001. All intangible assets are being amortized over their estimated useful lives, as indicated below, with no estimated residual values.

(in thousands) **Acquired Intangible Assets**	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Balance
As of March 31, 2002				
Amortized acquired intangible assets:				
Technology-based intangibles	21 years	$22,931	$(5,155)	$17,776
Customer-related intangibles	19 years	18,230	(1,873)	16,357
Total		$41,161	$(7,028)	$34,133
As of March 31, 2001				
Amortized acquired intangible assets:				
Technology-based intangibles	22 years	$18,225	$(4,032)	$14,193
Customer-related intangibles	21 years	7,630	(1,166)	6,464
Workforce	16 years	7,628	(757)	6,871
Technical infrastructure	20 years	5,280	(638)	4,642
Other	30 years	1,700	(958)	742
Total		$40,463	$(7,551)	$32,912

The aggregate acquired intangible asset amortization expense for the fiscal years ended March 31, 2002, 2001 and 2000 was $1.8 million, $2.1 million and $1.9 million, respectively. The estimated acquired intangible asset annual amortization expense for each of the subsequent five fiscal years ending March 31, 2007 will be approximately $2.2 million.

The table below reconciles the change in the carrying amount of goodwill by operating segment for the period from March 31, 2001 to March 31, 2002, including the effect of the allocation of the purchase price for the SES acquisition, which is subject to change in fiscal 2003, as discussed in Note 2. During fiscal 2002, the Company recorded a $12.7 million reduction in goodwill in connection with the reduction of accruals on certain acquired contracts. Also during fiscal 2002, DRS recorded increases to goodwill of $3.8 million and $2.9 million, plus interest, for the settlement of a working capital adjustment with Raytheon Company (Raytheon) and an estimated working capital adjustment with Spar Aerospace Ltd. (Spar), respectively. The Raytheon working capital adjustment is associated with the fiscal 1999 acquisition of certain assets of the ground-based Electro-Optical Systems and Focal Plane Array businesses of Raytheon, and the Spar working capital adjustment is a result of the fiscal 1998 acquisition of certain assets of the Applied Systems division of Spar.

(in thousands)	Electronic Systems Group	Electro-Optical Systems Group	Flight Safety and Communications Group	Other	Total
Balance as of March 31, 2001	$31,450	$20,236	$24,661	$ 43	$ 76,390
Effect of adoption of SFAS 141 and 142:					
Workforce	—	3,807	3,064	—	6,871
Technical infrastructure	—	4,642	—	—	4,642
Other	—	—	742	—	742
Existing technology	—	—	(1,155)	—	(1,155)
Adjustments	—	—	—	(43)	(43)
Balance as of April 1, 2001	31,450	28,685	27,312	—	87,447
Acquisitions	—	64,593	—	—	64,593
Adjustment on acquired contract	—	(12,691)	—	—	(12,691)
Working capital adjustments	—	3,823	2,908	—	6,731
Deferred tax asset adjustment - NAI acquisition	(3,354)	—	—	—	(3,354)
Foreign currency translation adjustment	31	—	(147)	—	(116)
Balance as of March 31, 2002	**$28,127**	**$84,410**	**$30,073**	**$ —**	**$142,610**

The following pro forma information reconciles the net earnings reported for the years ended March 31, 2002, 2001 and 2000 to adjusted net earnings, reflecting the impact of SFAS 142:

(in thousands, except per-share data) Year Ended March 31,	**2002**	2001	2000
Reported net earnings	**$20,331**	$11,978	$4,310
Add back:			
Goodwill and related intangible amortization, net of tax benefit of $2,497 and $2,179 in fiscal 2001 and 2000, respectively	—	2,815	3,010
Adjusted net earnings	**$20,331**	$14,793	$7,320
Basic earnings per share:			
Reported net earnings	**$ 1.52**	$ 1.14	$ 0.47
Add back:			
Goodwill and related intangible amortization, net of tax benefit of $0.24 in fiscal 2001 and 2000	—	0.27	0.32
Adjusted net earnings	**$ 1.52**	$ 1.41	$ 0.79
Diluted earnings per share:			
Reported net earnings	**$ 1.41**	$ 1.01	$ 0.47
Add back:			
Goodwill and related intangible amortization, net of tax benefit of $0.20 and $0.19 in fiscal 2001 and 2000, respectively	—	0.23	0.26
Adjusted net earnings	**$ 1.41**	$ 1.24	$ 0.73

Note 4. Discontinued Operations

On May 18, 2000, the Company's Board of Directors approved an agreement to sell DRS's magnetic tape head business units located in St. Croix Falls, Wisconsin, and Razlog, Bulgaria. These operations produced primarily magnetic tape recording heads for transaction products that read data from magnetic cards, tapes and ink. In fiscal 2000 in anticipation of the sale, the Company recorded a $2.1 million charge, net of tax, on the disposal of these operations. On August 31, 2000, the Company completed the sale and received $3.0 million of cash and a note receivable of $1.7 million. Actual income from discontinued operations for the five months ended August 31, 2000 was $135,000 greater than estimated at March 31, 2000. Other costs associated with the disposal substantially offset the improvement in operating results and, therefore, no adjustment to the loss on disposal of discontinued operations recorded at March 31, 2000 was required in fiscal 2001.

The results of operations of these magnetic tape head business units, reported as discontinued operations for the year ended March 31, 2000, are summarized as follows:

(in thousands) Year Ended March 31,	2000
Revenues	$ 9,572
Loss before income taxes	(1,788)
Income tax benefit	533
Loss from discontinued operations	$(1,255)

Note 5. Restructuring

During the third and fourth quarters of fiscal 2000, the Company announced plans to restructure its operations, which resulted in the Company recording restructuring charges totaling $2.2 million. The Company's restructuring initiatives impacted FSCG and DRS Corporate. FSCG recorded restructuring charges totaling $1.6 million at its DRS Photronics, Inc., DRS Hadland Ltd. and DRS Precision Echo, Inc. operating units for facility consolidation, severance and other employee-related costs. In addition, DRS Corporate recorded a restructuring charge of $560,000 for severance and other employee-related costs. Severance and other employee costs were recorded in connection with the termination of 13 employees. As of March 31, 2000, all terminations had occurred.

In the third quarter of fiscal 2001, the Company revised its estimate relating to its facility consolidation in Oakland, New Jersey and recorded an additional charge of $525,000 at FSCG. The table below reconciles the restructuring liability at March 31, 2000 to the restructuring liability at March 31, 2002. The balance of the restructuring liability at March 31, 2002 will be utilized in the first quarter of fiscal 2003. The restructuring charge liability is included in accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheets.

(in thousands)	Liability at March 31, 2000	Fiscal 2001 Charges	Utilized in Fiscal 2001	Liability at March 31, 2001	Utilized in Fiscal 2002	Liability at March 31, 2002
Estimated lease commitments and related facility costs	$ 328	$525	$396	$457	$372	$85
Severance/employee costs	690	—	434	256	256	—
Total	$1,018	$525	$830	$713	$628	$85

Note 6. Accounts Receivable

The component elements of accounts receivable, net of allowances for doubtful accounts of $1.4 million and $1.1 million at March 31, 2002 and 2001, respectively, are as follows:

(in thousands) March 31,	2002	2001
U.S. Government:		
Amounts billed	**$ 33,235**	$37,835
Recoverable costs and accrued profit on progress completed, not billed	**11,347**	3,043
	44,582	40,878
Other defense contracts:		
Amounts billed	**44,409**	42,041
Recoverable costs and accrued profit on progress completed, not billed	**5,553**	6,506
	49,962	48,547
Other trade receivables	**16,317**	8,220
Total	**$110,861**	$97,645

Included in accounts receivable is $269,000 and $644,000 at March 31, 2002 and 2001, respectively, arising from retainage provisions and holdbacks in certain contracts with the United States and Canadian governments which may not be collected within one year. The Company receives progress payments on certain contracts of approximately 75-90% of allowable costs incurred; the remainder, including profits and incentive fees, if any, is billed upon delivery and final acceptance of the product. In addition, the Company bills based upon units delivered.

Note 7. Inventories

Inventories are summarized as follows:

(in thousands) March 31,	2002	2001
Work-in-process	**$139,748**	$ 83,058
Raw material and finished goods	**9,127**	7,992
	148,875	91,050
Less progress payments	**(27,965)**	(16,723)
Total	**$120,910**	$ 74,327

General and administrative costs included in inventory were $16.3 million and $14.5 million at March 31, 2002 and 2001, respectively. General and administrative costs included in costs and expenses amounted to $99.0 million, $78.6 million and $69.5 million in fiscal 2002, 2001 and 2000, respectively. Included in these amounts are expenditures for internal research and development, amounting to $9.5 million, $8.0 million and $9.9 million in fiscal 2002, 2001 and 2000, respectively.

Note 8. Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

(in thousands) March 31,	2002	2001
Laboratory and production equipment	**$55,389**	$44,927
Computer equipment	**15,788**	12,499
Buildings and improvements and leasehold improvements	**17,415**	13,725
Office furnishings, equipment and other	**7,278**	5,630
	95,870	76,781
Less accumulated depreciation and amortization	**45,389**	39,142
Total	**$50,481**	$37,639

Annual depreciation and amortization of property, plant and equipment amounted to $10.7 million, $8.6 million and $9.5 million in fiscal 2002, 2001 and 2000, respectively.

Note 9. Accrued Expenses and Other Current Liabilities

The component elements of accrued expenses and other current liabilities are as follows:

(in thousands) March 31,	2002	2001
Payroll, other compensation and related expenses	**$ 20,653**	$13,492
Income taxes payable	**5,651**	4,329
Customer advances	**23,983**	18,796
Accrual for future costs on uncompleted contracts	**9,324**	8,032
Unearned income and accrual for future costs related to acquired contracts	**42,351**	26,720
Other	**40,298**	19,801
Total	**$142,260**	$91,170

Note 10. Debt

A summary of debt is as follows:

(in thousands) March 31,	2002	2001
Term notes	**$139,300**	$68,019
Revolving lines of credit	**—**	14,274
Other obligations	**421**	831
	139,721	83,124
Less:		
Current installments of long-term debt	**1,435**	7,217
Short-term bank debt	**226**	831
Total long-term debt	**$138,060**	$75,076

In fiscal 1996, DRS issued 9% Senior Subordinated Convertible Debentures, due October 1, 2003 (9% Debentures), for an aggregate principal amount of $25.0 million. The 9% Debentures were convertible at their face amount any time prior to maturity into shares of DRS common stock, unless previously redeemed, at a conversion price of $8.85 per share, subject to adjustment under certain circumstances. In fiscal 2001, the remaining balance of the 9% Debentures was converted into approximately 2.2 million shares of the Company's common stock. The Company recorded a non-cash charge to interest expense of $305,000 in fiscal 2001 in connection with certain conversions.

On September 28, 2001, simultaneously with the SES business acquisition, the Company entered into a $240 million credit agreement with a syndicate of lenders, with Wachovia Bank, N.A. as the lead lender, consisting of a term loan in the aggregate principal amount of $140 million (Term Loan) and a $100 million revolving line of credit (Line of Credit) (collectively referred to as the Credit Facility). The maturity dates of the Term Loan and the Line of Credit are September 30, 2008 and September 30, 2006, respectively. The Term Loan requires quarterly principal payments of $350,000, which began on December 31, 2001. Borrowings under the Credit Facility bear interest, at the Company's option, at either: a "base rate" (as defined in the Credit Agreement) equal to the higher of 0.50% per annum above the latest Prime Rate and Federal Funds Rate plus a spread ranging from 1.25% to 2.25% per annum, depending on the Company's Total Leverage Ratio (TLR) at the time of determination; or a LIBOR rate (as defined in the Credit Agreement) plus a spread ranging from 2.25% to 3.25% per annum, depending on the Company's TLR. The TLR is defined as total debt minus performance-based letters of credit, as compared with EBITDA (as defined in the Credit Agreement). The Credit Facility is secured by substantially all of the assets of DRS. There were no borrowings under the Company's revolving line of credit as of March 31, 2002. The interest rate on the Company's outstanding Term Loan was approximately 5.3% at March 31, 2002.

There are certain covenants and restrictions placed on DRS under its Credit Facility, including a maximum TLR and a minimum fixed-charge ratio, a restriction on the payment of dividends on DRS's capital stock, a limitation on the issuance of additional debt, a requirement that the Company offer to make prepayments on its term loans outstanding with 50% of the aggregate net cash proceeds from any equity offering, and certain other restrictions. In connection with the issuance of its common stock in December 2001, the Company made the required prepayment offers to the term loan lenders; none of the lenders in the syndicate accepted such prepayment offers.

The Company used $88.5 million from the Credit Facility to repay the balance of the debt outstanding under DRS's previously existing $160 million credit facility with Mellon Bank, N.A. (Mellon Facility). The Mellon Facility consisted of two term loans: the first in the principal amount of $30 million (First Term Loan) and the second in the principal amount of $50 million (Second Term Loan); and a revolving line of credit (Mellon Line of Credit) for $80 million, subject to a borrowing base calculation.

The Company was in compliance with all covenants under its credit agreements at March 31, 2002 and 2001. As of March 31, 2002, the Company had approximately $88.4 million of additional available credit, after satisfaction of its borrowing base requirement.

As of March 31, 2002, $139.3 million of term loans were outstanding against the Credit Facility, in addition to which $11.6 million was contingently payable under letters of credit, as compared with amounts outstanding and contingently payable under the Mellon Facility at March 31, 2001 of $82.1 million and $6.2 million, respectively. The Company enters into standby letter of credit agreements with financial institutions and customers primarily relating to the guarantee of future performance on certain contracts to provide products and services and to secure advanced payments it has received from customers.

Weighted average borrowings under revolving lines of credit for the fiscal years ended March 31, 2002 and 2001 were $12.7 million and $24.5 million, respectively. The weighted average interest rate on outstanding revolving line of credit borrowings as of March 31, 2001 was 7.8%. The effective interest rate on the Term Loan was 5.3% as of March 31, 2002, and the rates on the First and Second Term Loans were 7.5% and 9.45%, respectively, as of March 31, 2001.

The aggregate maturities of long-term debt for fiscal 2003 are $1.7 million, $1.4 million per year for fiscal 2004-2007 and $132.3 million thereafter.

As discussed in Note 1, the Company entered into interest rate collar agreements with notional amounts covering a limited amount of the aggregate outstanding principal balance of the term loans. A summary of the interest rate collar agreements in place as of March 31, 2002 and 2001 follows:

(dollars in thousands)

Effective Date	Expiration Date	Notional Amount March 31, 2002	Notional Amount March 31, 2001	Reference Rate	Ceiling Rate	Floor Rate	Estimated Fair Value March 31, 2002	Estimated Fair Value March 31, 2001
4/22/99	1/26/02	$20,000	$20,000	3 Month LIBOR	5.75%	4.80%	$ —	$ (74)
1/26/01	1/30/03	$10,000	$10,000	3 Month LIBOR	6.50%	5.09%	$(246)	$(110)
1/29/01	1/31/03	$10,000	$10,000	3 Month LIBOR	6.50%	5.05%	$(241)	$(105)

The weighted average three-month LIBOR rate in effect for the Company's collars outstanding as of March 31, 2002 was 1.87%.

Note 11. Supplemental Cash Flow Information

(in thousands)

Year Ended March 31,	**2002**	2001	2000
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	**$ 9,547**	$11,518	$11,055
Income taxes	**$12,679**	$ 9,175	$ 6,382
Supplemental disclosure of noncash investing and financing activities:			
Deferred acquisition costs for business combinations	**$ 655**	$ —	$ —
Common stock issued for purchase of General Atronics Corporation	**$ —**	$ 4,000	$ —
Common stock issued for purchase of NAI Technologies, Inc.	**$ —**	$ —	$27,069
Note receivable - sale of magnetic tape head business	**$ —**	$ 1,741	$ —
Conversion of 9% Debentures	**$ —**	$18,870	$ —

Note 12. Income Taxes

Earnings from continuing operations before income taxes consist of the following:

(in thousands)

Year Ended March 31,	**2002**	2001	2000
Earnings from continuing operations before income taxes:			
Domestic earnings	**$36,943**	$29,384	$ 9,594
Foreign earnings (losses)	**1,418**	(4,430)	3,238
Total	**$38,361**	$24,954	$12,832

Income tax expense from continuing operations consists of the following:

(in thousands)

Year Ended March 31,	**2002**	2001	2000
Income tax expense (benefit)			
Current:			
Federal	**$11,466**	$ 8,962	$2,728
State	**2,760**	2,654	885
Foreign	**896**	1,647	2,108
	15,122	13,263	5,721
Deferred:			
Federal	**1,130**	844	804
State	**136**	928	(492)
Foreign	**1,642**	(2,059)	(862)
	2,908	(287)	(550)
Total	**$18,030**	$12,976	$5,171

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2002 and 2001 are as follows:

(in thousands) March 31,	2002	2001
Deferred tax assets:		
Acquired federal net operating loss (NOL) carryforwards	$ 6,438	$ 4,814
State NOL carryforwards	3,775	3,808
Foreign NOL carryforwards	3,681	2,595
Costs accrued on uncompleted contracts	5,933	3,845
Deferred financing costs	—	628
Inventory capitalization	3,331	3,359
Other	3,754	2,900
Total gross deferred tax assets	26,912	21,949
Less valuation allowance	(5,435)	(4,395)
Deferred tax assets	21,477	17,554
Deferred tax liabilities:		
Depreciation and amortization	943	1,062
Long-term contract costs	8,860	6,138
Federal impact of state benefits	510	446
Other	2,874	2,057
Deferred tax liabilities	13,187	9,703
Net deferred tax assets	$ 8,290	$ 7,851

A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company has established a valuation allowance for a portion of the deferred tax asset attributable to state and foreign net operating loss (NOL) carryforwards at March 31, 2002 and 2001, due to the uncertainty of future earnings of certain subsidiaries of the Company and the status of applicable statutory regulations that could limit or preclude utilization of these benefits in future periods. During the fiscal year ended March 31, 2002, the valuation allowance increased by a net amount of $1.0 million as follows. The valuation allowance attributable to certain temporary differences in the amount of $1.3 million was released due to a change in the expectation of the utilization of such temporary differences, primarily as a result of a change in the Internal Revenue Code with regard to the separate return limitation rules. Since the valuation allowance was established as a result of the Company's fiscal 1999 NAI Technologies, Inc. (NAI) acquisition, the change of such valuation allowance did not reduce income tax expense, but rather reduced goodwill. The $600,000 valuation allowance associated with the U.K. NOL for DRS Hadland Ltd. was released, due to the operating unit's increased profitability. There was a $2.9 million increase in the valuation allowance associated with the U.K. NOL and temporary differences for DRS Rugged Systems (Europe) Ltd., due to the uncertainty of the operating unit's future profitability. During the fiscal year ended March 31, 2001, the valuation allowance decreased by approximately $3.6 million, primarily as a result of a change in the expectation of the utilization of a U.S. federal NOL acquired as a result of the NAI acquisition. Based upon the level of historical taxable income and projections for future taxable income over the period in which the Company's deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2002 and 2001.

The Company provides for the potential repatriation of certain undistributed earnings of its foreign subsidiaries and considers earnings above the amounts on which tax has been provided to be permanently reinvested. While these earnings would be subject to additional tax if repatriated, such repatriation is not anticipated. Any additional amount of tax is not practicable to estimate.

Current and noncurrent deferred tax assets of $3.4 million and $4.9 million, and $6.3 million and $1.6 million, respectively, are included in the Consolidated Balance Sheets as of March 31, 2002 and 2001, respectively. At March 31, 2002, $18.4 million of U.S. federal and $25.2 million of state NOL carryforwards, which expire between fiscal years 2003 and 2022, and $12.3 million of foreign NOLs, which carry forward indefinitely, were available. All of the Company's U.S. federal and $8.9 million of its state NOL carryforwards were acquired in connection with the NAI acquisition. The annual utilization of these NOL carryforwards is limited under certain provisions of the Internal Revenue Code. Any future utilization of these net operating loss carryforwards will result in an adjustment to goodwill to the extent it reduces the valuation allowance.

A reconciliation of the expected U.S. federal income tax rate to the actual (effective) income tax rate from continuing operations is as follows:

Year Ended March 31,	**2002**	2001	2000
Expected U.S. federal income tax rate	**35.0%**	35.0%	35.0%
Difference between U.S. and foreign tax rates	**0.6%**	1.5%	1.4%
State income tax rate, net of federal income tax benefit	**5.0%**	8.0%	2.0%
Nondeductible expenses	**3.0%**	5.8%	6.4%
U.S. tax benefit on foreign undistributed earnings	**—**	—	(1.5%)
Change in valuation allowance	**5.7%**	—	—
Foreign investment tax credits	**(2.5%)**	—	—
Other	**0.2%**	1.7%	(3.0%)
Total	**47.0%**	52.0%	40.3%

The provision for income taxes includes all estimated income taxes payable to federal, state and foreign governments, as applicable.

Note 13. Common Stock and Stock Compensation Plans

Common Stock As of March 31, 2002, the authorized capital of the Company was composed of 30.0 million shares of common stock (16,834,052 shares issued) and 2.0 million shares of preferred stock (no shares issued). During fiscal 2001, the Company cancelled all stock held in treasury.

On December 19, 2001, the Company issued 3,755,000 shares of its common stock in a public offering for $32.00 per share, including shares related to an over-allotment option that was granted to the underwriters. Upon closing, the Company received net proceeds of $112.6 million, net of underwriters' fees and other costs associated with the offering. The Company used $24.0 million of the net proceeds of the offering to repay the outstanding balance of its revolving line of credit and retained the balance to fund future acquisitions and working capital needs.

In connection with the acquisition of General Atronics Corporation, the Company issued 355,359 shares of common stock.

Stock Compensation Plans The 1991 Stock Option Plan (the Plan), which was approved by the Company's stockholders on August 8, 1991, provided for the grant of options to purchase a total of 600,000 shares of DRS common stock through February 6, 2001. Under the terms of the Plan, options were granted to key employees, directors and consultants of the Company. Options granted under the Plan were at the discretion of the Board (Executive Compensation Committee) and could be incentive stock options or non-qualified stock options, except that incentive stock options could be granted only to employees. The option price was determined by the Executive Compensation Committee and had to be a price per share which was not less than the par value per share of the common stock, and in the case of an incentive stock option, could not be less than the fair-market value of the common stock on the date of the grant. Options could be exercised during the exercise period, as determined by the Executive Compensation Committee, except that no option could be exercised within six months of its grant date, and in the case of an incentive stock option, generally, the exercise period could not exceed ten years from the date of the grant. Upon the expiration of the Plan on February 6, 2001, a total of 161,550 shares of common stock remained ungranted. Options still outstanding at the time of the Plan's expiration remain in effect, as granted, and are no longer reserved for future grants.

On June 17, 1996, the Board adopted, and on August 7, 1996, the stockholders approved, the 1996 Omnibus Plan (Omnibus Plan). The Omnibus Plan was initially limited to 500,000 shares and has since been increased, with stockholder approval, to 2,375,000 shares. Awards under the Omnibus Plan are at the discretion of the Executive Compensation Committee and may be made in the form of: (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) restricted stock, (v) phantom stock, (vi) stock bonuses and (vii) other awards. Unless the Executive Compensation Committee expressly provides otherwise, options granted under the

Omnibus Plan are not exercisable prior to one year after the date of grant and become exercisable as to 25% of the shares granted on each of the first four anniversaries of the date of grant. As of March 31, 2002, 102,306 shares were reserved for future grants under the Omnibus Plan.

Pursuant to the terms of exercise under the grant, the excess of the fair-market value of shares under option at the date of grant over the option price may be charged to unamortized restricted stock compensation or to earnings as compensation expense and credited to additional paid-in capital. The unamortized restricted stock compensation, if any, is charged to net earnings as it becomes exercisable, in accordance with the terms of the grant. The amount of compensation charged to earnings in fiscal 2002, 2001 and 2000 was approximately $218,000, $112,000 and $155,000, respectively.

In connection with the NAI acquisition, each issued and outstanding NAI warrant to purchase NAI common stock at an exercise price of $2.50 per share was converted into DRS warrants at a conversion ratio of 0.25 of a share of DRS common stock to one share of NAI common stock. These warrants expired on February 15, 2002 and were exercised in full with the exception of 401 shares that were not presented for exercise. Each issued and outstanding NAI stock option, whether vested or unvested, was assumed by DRS using the same conversion ratio as was used for the warrants, but rounded down to the nearest whole number. The terms and conditions under which the stock options were granted prior to the acquisition, with the exception of the exercise price and number of shares, remained the same. The Company issued 603,175 warrants and assumed 161,230 converted stock options, respectively.

The stock options exercised during fiscal 2000 include 50,000 shares, which are being held by the Company in "book entry" form, and 100,000 shares, which were exercised via a stock-for-stock transaction. Book entry shares are not considered issued or outstanding as of March 31, 2002. However, these shares are included in the Company's diluted earnings per share calculation. In connection with the stock-for-stock transaction, 55,755 mature shares (i.e., common shares held by the option holder for at least six months) with a fair value equal to the aggregate exercise price of the stock options exercised were tendered by the option holder to the Company to satisfy the total exercise price of the options.

A summary of stock option activity is as follows:

	Number of Shares of Common Stock	Weighted Average Exercise Price
Outstanding at March 31, 1999	1,491,230	$ 8.66
(of which 461,579 shares were exercisable)		
Granted	436,050	$ 7.25
Exercised	(151,087)	$ 3.33
Expired or cancelled	(92,122)	$ 8.91
Outstanding at March 31, 2000	1,684,071	$ 8.76
(of which 611,446 shares were exercisable)		
Granted	532,600	$13.42
Exercised	(225,579)	$ 9.15
Expired or cancelled	(57,562)	$ 8.55
Outstanding at March 31, 2001	1,933,530	$ 9.99
(of which 792,668 shares were exercisable)		
Granted	652,207	$33.56
Exercised	(454,317)	$ 8.33
Expired or cancelled	(18,600)	$18.97
Outstanding at March 31, 2002		
(of which 754,078 shares were exercisable)	**2,112,820**	**$17.52**

Information regarding all options outstanding at March 31, 2002 follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
Less than $7.76	399,262	$ 7.34	6.8 years	152,425	$ 7.48
$7.76 – $10.00	293,850	$ 9.07	6.1 years	245,100	$ 9.08
$10.01 – $13.49	296,850	$10.99	6.4 years	248,850	$10.98
$13.50 – $21.80	497,801	$13.93	8.6 years	105,853	$13.62
Greater than $21.80	625,057	$33.97	9.6 years	1,850	$27.24
Total	2,112,820	$17.52	7.9 years	754,078	$10.07

Pro forma information regarding net earnings and earnings per share, as required by SFAS 123, has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.5%, 5.7% and 6.0% in fiscal 2002, 2001 and 2000, respectively; dividend yield of 0%; volatility factor related to the expected market price of the Company's common stock of 0.4418 in fiscal 2002, 0.2893 in fiscal 2001 and 0.2953 in fiscal 2000; and weighted-average expected option life of five years.

The weighted-average fair values of options granted at market during fiscal 2002, 2001 and 2000 were $11.90, $4.85 and $2.71 per share, respectively. For purposes of pro forma disclosures, the options' estimated fair values were amortized to expense over the options' vesting periods. Accordingly, the pro forma results for fiscal 2002, 2001 and 2000 presented below include 27%, 48% and 107%, respectively, of the total pro forma expense for options awarded in each year. The pro forma amounts may not be representative of the effects on reported earnings for future years. The Company's pro forma information is as follows:

(in thousands, except per-share data) Year Ended March 31,	**2002**	2001	2000
Net income, as reported	**$20,331**	$11,978	$4,310
Net income, pro forma	**$19,081**	$11,381	$3,579
Earnings per share, as reported			
Basic	**$ 1.52**	$ 1.14	$ 0.47
Diluted	**$ 1.41**	$ 1.01	$ 0.47
Earnings per share, pro forma			
Basic	**$ 1.42**	$ 1.09	$ 0.39
Diluted	**$ 1.32**	$ 0.92	$ 0.41

Note 14. Pensions and Other Employee Benefits

In connection with DRS's acquisition of the Boeing SES business (see Note 2), the Company established a defined benefit plan (the Plan) for certain of those employees who transferred to DRS at the time of the acquisition on September 28, 2001. Participants are non-union employees who were enrolled in Boeing pension plans. Benefits are based on years of service. The Company's funding policy is to make contributions to the extent such contributions are actuarially determined and tax deductible. Plan assets are invested primarily in U.S. government and agency instruments, as well as listed stocks and bonds.

The Company also maintains two non-contributory and unfunded supplemental retirement plans: the Supplemental Executive Retirement Plan (the DRS SERP), which was established on February 1, 1996 for the benefit of certain key executives; and the DRS Supplemental Retirement Plan (DRS SRP), which was established for the benefit of certain employees who were transferred to DRS in connection with the Company's fiscal 1998 acquisition of certain assets of the Electro-Optical Systems and Focal Plane Array businesses of Raytheon Company. Pursuant to the DRS SERP, the Company will provide retirement benefits to each key executive, based on years of service and final average annual compensation as defined therein. The DRS SRP benefits are based on the eligible employees' final average earnings and their Social Security benefit.

The following table provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

(in thousands)	Funded Defined Benefit Pension Plan 2002	Unfunded Supplemental Retirement Plans 2002	Unfunded Supplemental Retirement Plans 2001
Change in benefit obligation			
Benefit obligation assumed through acquisition	$16,086	$ 2,948	$ —
Benefit obligation at beginning of year	—	4,039	3,162
Service cost	500	308	195
Interest cost	583	376	221
Actuarial (gain) loss	—	(220)	535
Benefits paid	—	(74)	(74)
Benefit obligation at end of year	$17,169	$ 7,377	$ 4,039
Change in plan assets			
Fair value of plan assets assumed through acquisition	$15,900	$ —	$ —
Actual return on plan assets	—	—	—
Employer contributions	—	74	74
Benefits paid	—	(74)	(74)
Fair value of plan assets at end of year	$15,900	$ —	$ —
Net amount recognized			
Funded status of the plans	$(1,269)	$ (7,377)	$ (4,039)
Unrecognized transition obligation	—	—	—
Unrecognized (gain) loss	735	1,081	1,370
Unrecognized prior service cost	—	3,586	814
Net amount recognized	$ (534)	$ (2,710)	$ (1,855)
Amounts recognized in the Consolidated Balance Sheets consist of			
Intangible asset	$ —	$ 1,703	$ —
Accrued benefit liability	(534)	(4,413)	(1,855)
Net amounts recognized	$ (534)	$ (2,710)	$ (1,855)

The net pension cost related to the plans includes the following components:

(in thousands)	Funded Defined Benefit Pension Plan 2002	Unfunded Supplemental Retirement Plans 2002	Unfunded Supplemental Retirement Plans 2001	Unfunded Supplemental Retirement Plans 2000
Components of net periodic pension cost				
Service cost	$ 500	$308	$195	$208
Interest cost	583	376	221	222
Expected return on plan assets	(735)	—	—	—
Amortization of unrecognized prior-service cost	—	245	133	153
Net periodic pension cost	$ 348	$929	$549	$583

The following weighted average actuarial assumptions were used to determine the benefit obligation and the net costs related to the plans:

	Funded Defined Benefit Pension Plan	Unfunded Supplemental Retirement Plans		
		DRS SRP	DRS SERP	
Rate assumptions	2002	2002	2002	2001
Discount rate	7.25%	7.25%	7.00%	7.00%
Expected return on plan assets	9.25%	9.00%	8.00%	8.00%
Increase in future compensation levels	5.80%	4.00%	6.00%	6.00%

The Company maintains defined contribution plans covering substantially all domestic full-time eligible employees. The Company's contributions to these plans for fiscal 2002, 2001 and 2000 amounted to $3.3 million, $2.3 million and $1.9 million, respectively.

As required by FASB SFAS No. 87, "Employers' Accounting for Pensions" (SFAS 87) for pension plans, where the accumulated benefit obligation exceeds the fair value of plan assets, the Company has recognized in the Consolidated Balance Sheets at March 31, 2002 the additional minimum liability of the unfunded accumulated benefit obligation of $1.7 million as a long-term liability with an offset to intangible assets.

Note 15. Commitments, Contingencies and Related Party Transactions

At March 31, 2002, the Company was party to various noncancellable operating leases (principally for administration, engineering and production facilities) with minimum rental payments as follows:

(in thousands)	
2003	$17,277
2004	13,394
2005	11,819
2006	10,970
2007	9,190
Thereafter	25,261
Total	$87,911

It is not certain as to whether the Company will negotiate new leases as existing leases expire. Determinations to that effect will be made as existing leases approach expiration and will be based on an assessment of the Company's capacity requirements at that time.

Total rent expense aggregated $14.3 million, $11.3 million and $8.7 million in fiscal 2002, 2001 and 2000, respectively.

Effective July 20, 1994, the Company entered into an Employment, Non-Competition and Termination Agreement with David E. Gross (the Gross Agreement), who retired as President and Chief Technical Officer of the Company on May 12, 1994. Under the terms of the Gross Agreement, Mr. Gross received compensation for his services under a five-year consulting agreement and a five-year non-compete arrangement. The payments were charged to expense over the five-year term, as services were performed and obligations were fulfilled by Mr. Gross. Upon conclusion of the initial five-year period, Mr. Gross began receiving an aggregate of $1.3 million, payable over a nine-year period as deferred compensation. The approximate net present value of the deferred compensation payments to be made to Mr. Gross is included in Other liabilities in the Consolidated Balance Sheets.

In April and May 1998, subpoenas were issued to the Company by the United States Attorney for the Eastern District of New York seeking documents related to a governmental investigation of certain equipment manufactured by DRS Photronics, Inc. (DRS Photronics). These subpoenas were issued in connection with United States v. Tress, a criminal complaint against a then employee of DRS Photronics, alleging that improper test data was provided in connection with boresighting equipment furnished to the U.S. Army. On June 26, 1998, the complaint against the employee was dismissed without prejudice. Additional subpoenas were issued to the Company on August 12, 1999 and May 10, 2000, relating to the ongoing investigation of DRS Photronics and one or more of its then employees. On May 17, 2002, DRS Photronics announced that it had entered into a global settlement with the government, resolving all potential allegations related to the investigation. Under the terms of the settlement, DRS Photronics agreed to pay $2.5 million in restitution and pleaded guilty to a violation of the False Claims Act.

The Company currently is involved in a dispute with Spar Aerospace Ltd. (Spar) with respect to the working capital adjustment, if any, provided for in the purchase agreement between the Company and Spar dated as of September 19, 1997, pursuant to which the Company acquired, through certain of its subsidiaries, certain assets of Spar. On January 11, 2002, the Company was notified that an arbitrator awarded Spar $4,616,000 Canadian (or approximately $2,890,000 U.S.) plus interest in respect of such working capital adjustment. As of March 31, 2002, the Company had accrued approximately $3.9 million, including interest associated with the potential award. On February 5, 2002, the Company filed a notice of appeal of such arbitral award with the Ontario Superior Court of Justice.

On October 3, 2001, a lawsuit was filed in the United States District Court of the Eastern District of New York by Miltope Corporation, a corporation of the State of Alabama, and IV Phoenix Group, Inc., a corporation of the State of New York, against DRS Technologies, Inc., DRS Electronic Systems, Inc. and a number of individual defendants, several of whom are employed by DRS Electronic Systems, Inc. The plaintiffs allege claims against the Company of infringement of a number of patents, breach of a confidentiality agreement, misappropriation of trade secrets, unjust enrichment and unfair competition. The claims relate generally to the activities of certain former employees of IV Phoenix Group and the hiring of some of those employees by DRS. The plaintiffs seek damages of not less than $5.0 million for each of the claims. The plaintiffs also allege claims for tortious interference with business relationships, tortious interference with contracts and conspiracy to breach fiduciary duty. The plaintiffs seek damages of not less than $47.1 million for each claim. In addition, plaintiffs seek punitive and treble damages, injunctive relief and attorney's fees. In its answer, the Company has denied the plaintiffs' allegations and intends to vigorously defend this action. In February 2002, plaintiffs filed an amended complaint, which eliminated the patent infringement claims and added claims related to statutory and common law trademark infringement, which superseded plaintiffs' original complaint. Although this action is in its early stages, the Company believes it has meritorious defenses and does not believe the action will have a material adverse effect on its earnings or financial condition.

The Company is a party to various legal actions and claims arising in the ordinary course of its business. In the Company's opinion, the Company has adequate legal defenses for each of the actions and claims, and believes that their ultimate disposition will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Since a substantial amount of the Company's revenues are derived from contracts or subcontracts with the U.S. government and foreign governments, future revenues and profits will be dependent upon continued contract awards, Company performance and volume of government business. The books and records of the Company are subject to audit and post-award review by the Defense Contract Audit Agency and similar foreign agencies.

Note 16. Operating Segments

DRS operates in three principal business segments on the basis of products and services offered. Separate and distinct businesses comprise each operating segment: ESG, EOSG and FSCG. All other operations are combined in Other.

ESG is a supplier of computer workstations used to process and display integrated combat information. ESG produces rugged computers and peripherals, surveillance, radar and tracking systems, radar support and antennae systems, acoustic signal processing and display equipment, and combat control systems. The Group's products are used on front-line platforms, including Aegis destroyers and cruisers, aircraft carriers, submarines and surveillance aircraft. ESG's products also are used in U.S. Army and international battlefield digitization programs.

EOSG produces systems and subsystems for infrared night vision and targeting systems for the U.S. Army's Abrams Main Battle Tanks, Bradley Fighting Vehicles, the OH-58D Kiowa Warrior helicopters, Aegis destroyers and cruisers, and the High-Mobility Multipurpose Wheeled Vehicle Scouts. EOSG designs, manufactures and markets these and other products that allow operators to detect, identify and target objects based upon their infrared signatures, regardless of the ambient light level. The Group is one of two key suppliers to the U.S. government for advanced focal plane array technology. In addition to the Group's military applications, EOSG also manufactures electro-optical modules for commercial devices used in corrective laser eye surgery and provides system integration for retinal scanning and imaging devices.

FSCG is a manufacturer of airborne deployable recorders and surveillance and communications systems. FSCG's products are used by U.S. and international militaries, as well as commercial customers. The Group produces integrated naval ship communications systems, information management systems, mission recorders, coastal and border surveillance and radar systems, ultra high-speed digital imaging systems for F/A-18 aircraft and industrial purposes, and multiple-platform weapons calibration systems for air platforms, such as the AH-64 Apache attack helicopter and the AC-130U gunship. FSCG also provides electronic manufacturing services to the defense and space industries.

Other includes the activities of DRS Corporate Headquarters, DRS Ahead Technology and certain non-operating subsidiaries of the Company. DRS Ahead Technology produces magnetic head components used in the manufacturing process of computer disk drives, which burnish and verify the quality of disk surfaces. DRS Ahead Technology also services and manufactures magnetic video recording heads used in broadcast television equipment (DRS Ahead Technology was sold on May 29, 2002. See Note 18).

Transactions between segments generally are negotiated and accounted for under terms and conditions that are similar to other government and commercial contracts; however, these inter-company transactions are eliminated in consolidation. Other accounting policies of the segments are consistent with those described in the summary of significant accounting policies (see Note 1). The Company evaluates segment-level performance based on revenues and operating income, as presented in the Consolidated Statements of Earnings. Operating income, as shown, includes amounts allocated from DRS Corporate operations.

Information about the Company's continuing operations in these segments for each of the three years ended March 31, 2002 is as follows:

(in thousands)	ESG	EOSG	FSCG	Other	Total
Fiscal 2002					
Total revenues	$206,654	$208,883	$ 99,106	$ 9,209	$523,852
Intersegment revenues	(37)	(662)	(5,953)	—	(6,652)
External revenues	$206,617	$208,221	$ 93,153	$ 9,209	$517,200
Operating income (loss)	$ 18,053	$ 27,365	$ 5,090	$ (739)	$ 49,769
Identifiable assets	$127,391	$248,604	$111,016	$114,080	$601,091
Depreciation and amortization	$ 1,914	$ 7,153	$ 2,907	$ 1,815	$ 13,789
Capital expenditures	$ 2,618	$ 7,553	$ 1,694	$ 1,718	$ 13,583
Fiscal 2001					
Total revenues	$186,731	$148,227	$ 87,055	$ 9,651	$431,664
Intersegment revenues	(257)	(65)	(3,736)	—	(4,058)
External revenues	$186,474	$148,162	$ 83,319	$ 9,651	$427,606
Operating income (loss)	$ 15,336	$ 23,646	$ (747)	$ (704)	$ 37,531
Identifiable assets	$106,627	$112,154	$ 97,791	$ 18,368	$334,940
Depreciation and amortization	$ 3,447	$ 6,972	$ 4,029	$ 1,797	$ 16,245
Capital expenditures	$ 2,239	$ 10,099	$ 2,216	$ 1,631	$ 16,185
Fiscal 2000					
Total revenues	$187,971	$130,688	$ 65,043	$ 8,356	$392,058
Intersegment revenues	(177)	(27)	(387)	—	(591)
External revenues	$187,794	$130,661	$ 64,656	$ 8,356	$391,467
Operating income (loss)	$ 14,593	$ 13,893	$ 273	$ (2,581)	$ 26,178
Identifiable assets	$ 94,719	$125,326	$ 74,266	$ 20,478	$314,789
Depreciation and amortization	$ 3,813	$ 7,336	$ 3,632	$ 2,289	$ 17,070
Capital expenditures	$ 1,722	$ 1,726	$ 772	$ 1,990	$ 6,210

As a result of changes in estimates to complete on certain long-term programs, operating income for EOSG included the net effect of favorable program adjustments of $1.7 million, $7.0 million and $1.6 million in fiscal 2002, 2001 and 2000, respectively. Similarly, operating income for FSCG included the effect of a negative program adjustment of $1.3 million and $1.9 million in fiscal 2002 and 2001, respectively.

Revenues, total assets and property, plant and equipment by geographic location are presented in the table below. Revenues are attributed to countries based on the physical location of the operating unit generating the revenues. Information about the Company's operations in these geographic locations for each of the three years ended March 31, 2002 is as follows:

(in thousands)	Total	United States	Canada	United Kingdom
Fiscal 2002				
Revenues	$517,200	$464,758	$31,228	$21,214
Total assets	$601,091	$534,347	$37,485	$29,259
Property, plant and equipment, net	$ 50,481	$ 46,674	$ 2,518	$ 1,289
Fiscal 2001				
Revenues	$427,606	$380,279	$26,964	$20,363
Total assets	$334,940	$273,178	$33,162	$28,600
Property, plant and equipment, net	$ 37,639	$ 34,343	$ 2,046	$ 1,250
Fiscal 2000				
Revenues	$391,467	$319,331	$32,437	$39,699
Total assets	$314,789	$245,450	$32,765	$36,574
Property, plant and equipment, net	$ 29,006	$ 25,465	$ 1,958	$ 1,583

Note 17. Quarterly Financial Information (Unaudited)

The following table sets forth unaudited quarterly financial information for fiscal 2002 and 2001:

(in thousands, except per-share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year ended March 31, 2002				
Revenues	$103,352	$116,178	$141,238	$156,432
Operating income	$ 9,684	$ 10,703	$ 13,878	$ 15,504
Net earnings	$ 3,898	$ 4,483	$ 5,371	$ 6,579
Basic earnings per share	$ 0.32	$ 0.37	$ 0.42	$ 0.40
Diluted earnings per share	$ 0.30	$ 0.34	$ 0.38	$ 0.38
Fiscal year ended March 31, 2001				
Revenues	$ 94,521	$107,227	$ 95,935	$129,923
Operating income	$ 7,155	$ 8,503	$ 10,091	$ 11,782
Net earnings	$ 1,898	$ 2,239	$ 3,479	$ 4,362
Basic earnings per share	$ 0.20	$ 0.22	$ 0.32	$ 0.37
Diluted earnings per share	$ 0.18	$ 0.20	$ 0.28	$ 0.34

Note 18. Subsequent Events

On May 28, 2002, the Company announced that it signed a definitive agreement to acquire the assets and certain liabilities of the Navy Controls Division of Eaton Corporation (NCD) for $92.2 million in cash. NCD, located in Milwaukee, Wisconsin, and Danbury Connecticut, is a leading supplier of high-performance power conversion and instrumentation and control systems for the U.S. Navy's combatant fleet, including nuclear-powered and conventionally powered ships, in addition to specialized customers. Products include ship electric propulsion equipment, power electronics equipment, high-performance networks, shipboard control equipment and control panels, tactical displays and specialty reactor instrumentation and control equipment. NCD will be managed as part of the Electronic Systems Group. The acquisition is subject to customary closing conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The Company expects to complete the acquisition during June or July of fiscal 2003.

On May 29, 2002, the Company announced that it sold the assets of its DRS Ahead Technology operating unit. DRS Ahead Technology contributed approximately 2% of consolidated revenues in fiscal 2002, 2001 and 2000 and recorded operating (losses)/income of $(369,000), $70,000 and $(749,000) in fiscal 2002, 2001 and 2000, respectively. The operating unit was sold at book value.

Common Stock Effective April 30, 2002, the Company's common stock is traded on the New York Stock Exchange (NYSE) under the symbol "DRS." Prior to April 30, 2002, the Company's common stock traded on the American Stock Exchange. The following table sets forth, for the periods indicated, the high and low reported sale price per share for DRS's common stock.

Unaudited	Fiscal 2002		Fiscal 2001	
	High	Low	High	Low
First Quarter	$23.65	$14.50	$12.25	$9.88
Second Quarter	$40.00	$18.50	$16.25	$10.25
Third Quarter	$46.10	$29.80	$16.50	$12.63
Fourth Quarter	$43.10	$33.20	$18.90	$12.25

Independent Auditors' Report



To the Board of Directors and Stockholders, DRS Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of DRS Technologies, Inc. and subsidiaries as of March 31, 2002 and 2001 and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings, and cash flows for each of the years in the three-year period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DRS Technologies, Inc. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" for all business combinations consummated after June 30, 2001 and the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" effective April 1, 2001.

KPMG LLP

Short Hills, New Jersey
May 16, 2002, except for the first paragraph of Note 18, which is as of May 28, 2002, and the second paragraph of Note 18, which is as of May 29, 2002

Corporate Information

Directors

Ira Albom[2]
Senior Vice President, Teleflex, Inc.

The Honorable Dr. Donald C. Fraser[1]
Professor, Boston University;
Former Principal Deputy Under
Secretary of Defense, Acquisition

William F. Heitmann[1]
Senior Vice President and Treasurer,
Verizon Communications, Inc.

The Honorable Steven S. Honigman[2,3]
Partner, Thelen Reid and Priest LLP;
Former General Counsel to the
Department of the Navy

C. Shelton James[1]
President, C.S. James and Associates

Mark N. Kaplan[2]
Of Counsel,
Skadden, Arps, Slate, Meagher & Flom
LLP

Mark S. Newman[3]
Chairman of the Board,
President and Chief Executive Officer,
DRS Technologies, Inc.

RADM Stuart F. Platt, USN (Ret.)[2]
Chairman of the Board,
The Wornick Company;
Former Competition Advocate General
of the U.S. Navy

GEN Dennis J. Reimer, USA (Ret.)[2,3]
Director, National Memorial Institute
for the Prevention of Terrorism;
Former Chief of Staff of the U.S. Army

Eric J. Rosen[1]
Managing Director,
Onex Investment Corp.

1. Audit Committee
2. Executive Compensation Committee
3. Ethics Committee

Officers

Louis J. Belsito
Vice President,
Chief Information Officer

VADM Michael L. Bowman, USN (Ret.)
Senior Vice President,
Washington Operations

Paul G. Casner, Jr.
Executive Vice President,
Chief Operating Officer

Thomas P. Crimmins
Corporate Controller

Nina Laserson Dunn
Executive Vice President,
General Counsel and Secretary

Alan Gross
Vice President,
Contracts and Compliance

Andrea J. Hayward
Vice President, Human Resources

Robert F. Mehmel
Executive Vice President,
Business Operations and Strategy

Mark S. Newman
Chairman of the Board,
President and Chief Executive Officer

Robert Russo
Senior Vice President, Operations

Richard A. Schneider
Executive Vice President,
Chief Financial Officer and Treasurer

Audrey S. Stern
Corporate Counsel

Chris M. Toffales
Senior Vice President,
Corporate Marketing

Patricia M. Williamson
Vice President,
Corporate Communications/Investor
Relations

Christopher Wright
Vice President, Business Planning

Operations

DRS Unmanned Technologies, Inc.
6500 Columbia Street
Municipal Airport
Mineral Wells, Texas 76067

Electronic Systems Group
Terrence L. DeRosa, President
200 Professional Drive
Gaithersburg, Maryland 20879

DRS Advanced Programs, Inc.
7125 Riverwood Drive
Columbia, Maryland 21046

DRS Electronic Systems, Inc.
200 Professional Drive
Gaithersburg, Maryland 20879

DRS Laurel Technologies, A Partnership
246 Airport Road
Johnstown, Pennsylvania 15904

DRS Rugged Systems (Europe) Ltd.
Lynwood House, The Trading Estate
Farnham, Surrey GU9 9NN
United Kingdom

DRS Surveillance Support Systems, Inc.
6200 118th Avenue North
Largo, Florida 33773

DRS Technical Services
737 Volvo Parkway, Suite 150
Chesapeake, Virginia 23320

DRS Technical Services, Inc.
2535 Camino Del Rio South, Suite 300
San Diego, California 92108

Electro-Optical Systems Group
Fred L. Marion, President
2330 Commerce Park Drive, N.E.
Palm Bay, Florida 32905

DRS Infrared Technologies, LP
13544 North Central Expressway
Dallas, Texas 75243

DRS Optronics, Inc.
2330 Commerce Park Drive, N.E.
Palm Bay, Florida 32905

DRS Sensor Systems, Inc.
3500 Torrance Boulevard
Torrance, California 90503

DRS Sensors & Targeting Systems, Inc.
3330 East Miraloma Avenue
Buildings 222 and 241
Anaheim, California 92806

Flight Safety and Communications Group
David W. Stapley, President
115 Emily Street
Carleton Place, Ontario
Canada K7C 4J5

DRS Communications Company, LLC
1200 Mermaid Lane
Wyndmoor, Pennsylvania 19038

DRS Flight Safety and Communications
115 Emily Street
Carleton Place, Ontario
Canada K7C 4J5

DRS Flight Safety and Communications
700 Palladium Drive
Ottawa, Ontario
Canada K2V 1A5

DRS Hadland GMBH
Gaissacher Str.
D 81371 Munich
Germany

DRS Hadland, Inc.
4000 Moorpark Avenue
Suite 110
San Jose, CA 95117

DRS Hadland Ltd.
Harrow Yard, Akeman Street
Tring, Hertfordshire HP23 6AA
United Kingdom

DRS Photronics, Inc.
133 Bauer Drive
Oakland, New Jersey 07436

DRS Precision Echo, Inc.
133 Bauer Drive
Oakland, New Jersey 07436

Corporate Offices

Corporate Headquarters
5 Sylvan Way
Parsippany, New Jersey 07054

Washington Operations
1755 Jefferson Davis Highway
Suite 1100
Arlington, Virginia 22202

Annual Meeting
The annual meeting of stockholders will be held at 10:00 a.m. on Thursday, August 8, 2002 at Bear, Stearns & Co., Inc., 383 Madison Avenue, Floor 8, Auditorium B, New York, New York 10179.

Investor Inquiries
The Company files an annual report on Form 10-K with the Securities and Exchange Commission. Stockholders may obtain copies of this report free of charge by writing to Patricia M. Williamson, Vice President, Corporate Communications/Investor Relations, DRS Technologies, Inc., 5 Sylvan Way, Parsippany, New Jersey 07054, by e-mailing [illegible]@drs.com or by visiting the Company's web site at http://www.drs.com.

Stock Exchange Listing
The Common Stock of DRS Technologies is traded on the New York Stock Exchange under the symbol DRS and on the Berlin Stock Exchange under the symbol DXL.

Transfer Agent
Shares of DRS Technologies, Inc. may be transferred by contacting Mellon Investor Services, 85 Challenger Road, Ridgefield Park, New Jersey 07660, phone 800.851.9677, http://www.mellon-investor.com

Independent Auditors
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Equal Opportunity Employer
DRS Technologies is an Equal Opportunity Employer. The Company's policies regarding recruiting, hiring, compensation, benefits, promotions, transfers, training and all other personnel matters are free from discriminatory practices.

Web Site
http://www.drs.com

Photography



Photo:

DRS Technologies' Board of Directors (left to right):
GEN Dennis J. Reimer, USA (Ret.), William F. Heitmann,
Ira Albom, C. Shelton James, Dr. Donald C. Fraser,
Mark S. Newman, Eric J. Rosen, RADM Stuart F. Platt, USN (Ret.),
Steven S. Honigman, Esq., Mark N. Kaplan, Esq.


DRS
TECHNOLOGIES

Corporate Headquarters
5 Sylvan Way
Parsippany, NJ 07054

973 898 1500
Fax 973 898 4730
http://www.drs.com